SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

September 30, 2017

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Company data
Capital Composition	3
Individual financial statements
Balance sheet - Assets	4
Balance sheet - Liabilities	5
Statement of income	6
Statement of comprehensive income (loss)	7
Statement of cash flows	8
Statements of changes in Equity
01/01/2017 to 09/30/2017	9
01/01/2016 to 09/30/2016	10
Statement of value added	11
Consolidated Financial Statements
Balance sheet - Assets	12
Balance sheet - Liabilities	13
Statement of income	14
Statement of comprehensive income (loss)	15
Statement of cash flows	16
Statements of changes in Equity
01/01/2017 to 09/30/2017	17
01/01/2016 to 09/30/2016	18
Statement of value added	19
Comments on performance	20
Notes to interim financial information	39
Other information deemed relevant by the Company	74
Reports and statements
Report on review of interim financial information	77
Management statement of interim financial information	79
Management statement on the report on review of interim financial information	80

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	09/30/2017
Paid-in Capital
Common	28,040
Preferred	-
Total	28,040
Treasury shares
Common	972
Preferred	-
Total	972

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 09/30/2017	PRIOR YEAR 12/31/2016
1	Total Assets	4,202,548	5,225,376
1.01	Current Assets	1,461,329	2,107,806
1.01.01	Cash and cash equivalents	4,324	19,811
1.01.01.01	Cash and banks	4,324	19,811
1.01.02	Short-term investments	109,356	163,562
1.01.02.01	Fair value of short-term investments	109,356	163,562
1.01.03	Accounts receivable	423,165	524,337
1.01.03.01	Trade accounts receivable	423,165	524,337
1.01.03.01.01	Receivables from clients of developments	407,637	503,923
1.01.03.01.02	Receivables from clients of construction and services rendered	15,528	20,414
1.01.04	Inventories	838,155	870,201
1.01.04.01	Properties for sale	838,155	870,201
1.01.07	Prepaid expenses	4,907	2,102
1.01.07.01	Prepaid expenses and others	4,907	2,102
1.01.08	Other current assets	81,422	527,793
1.01.08.01	Non current assets held for sale	3,270	3,306
1.01.08.02	Assets from discontinued operations	-	439,020
1.01.08.02.01	Disposal group held for sale	-	439,020
1.01.08.03	Others	78,152	85,467
1.01.08.03.01	Other assets	48,958	39,280
1.01.08.03.02	Derivative financial instruments	377	-
1.01.08.03.03	Receivables from related parties	28,817	46,187
1.02	Non current assets	2,741,219	3,117,570
1.02.01	Non current assets	726,263	951,563
1.02.01.03	Accounts receivable	164,946	225,270
1.02.01.03.01	Receivables from clients of developments	164,946	225,270
1.02.01.04	Inventories	371,158	535,376
1.02.01.04.01	Properties for sale	371,158	535,376
1.02.01.09	Others non current assets	190,159	190,917
1.02.01.09.03	Other assets	169,431	156,358
1.02.01.09.04	Receivables from related parties	20,728	25,529
1.02.01.09.05	Derivative Financial Instruments	-	9,030
1.02.02	Investments	1,974,579	2,116,509
1.02.03	Property and equipment	21,541	21,720
1.02.03.01	Operation property and equipment	21,541	21,720
1.02.04	Intangible assets	18,836	27,778
1.02.04.01	Intangible assets	18,836	27,778

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 09/30/2017	PRIOR YEAR 12/31/2016
2	Total Liabilities	4,202,548	5,225,376
2.01	Current liabilities	2,128,834	2,458,597
2.01.01	Social and labor obligations	26,865	28,041
2.01.01.02	Labor obligations	26,865	28,041
2.01.01.02.01	Salaries, payroll charges and profit sharing	26,865	28,041
2.01.02	Suppliers	72,421	61,177
2.01.02.01	Local suppliers	72,421	61,177
2.01.03	Tax obligations	32,791	35,819
2.01.03.01	Federal tax obligations	32,791	35,819
2.01.04	Loans and financing	535,833	953,872
2.01.04.01	Loans and financing	297,162	639,733
2.01.04.02	Debentures	238,671	314,139
2.01.05	Other obligations	1,358,094	1,300,634
2.01.05.01	Payables to related parties	1,120,263	1,073,255
2.01.05.02	Others	237,831	227,379
2.01.05.02.04	Obligations for purchase of properties and advances from customers	140,262	146,522
2.01.05.02.05	Other payables	71,446	50,660
2.01.05.02.07	Obligations assumed on the assignment of receivables	26,123	24,907
2.01.05.02.08	Derivative financial instruments	-	5,290
2.01.06	Provisions	102,830	79,054
2.01.06.01	Tax, labor and civil lawsuits	102,830	79,054
2.01.06.01.01	Tax lawsuits	675	1,369
2.01.06.01.02	Labor lawsuits	20,237	23,818
2.01.06.01.04	Civil lawsuits	81,918	53,867
2.02	Non current liabilities	856,628	838,454
2.02.01	Loans and financing	548,271	504,326
2.02.01.01	Loans and financing	504,688	367,197
2.02.01.01.01	Loans and financing in local currency	504,688	367,197
2.02.01.02	Debentures	43,583	137,129
2.02.02	Other liabilities	139,755	154,435
2.02.02.02	Others	139,755	154,435
2.02.02.02.03	Obligations for purchase of properties and advances from customers	82,997	90,311
2.02.02.02.04	Other liabilities	7,924	13,218
2.02.02.02.06	Obligations assumed on the assignment of receivables	48,834	50,906
2.02.03	Deferred taxes	100,405	100,405
2.02.03.01	Deferred income tax and social contribution	100,405	100,405
2.02.04	Provisions	68,197	79,288
2.02.04.01	Tax, labor and civil lawsuits	68,197	79,288
2.02.04.01.01	Tax lawsuits	1,880	1,755
2.02.04.01.02	Tax and labor lawsuits	38,609	33,350
2.02.04.01.04	Civil lawsuits	27,708	44,183
2.03	Equity	1,217,086	1,928,325
2.03.01	Capital	2,521,152	2,740,662
2.03.02	Capital Reserves	52,657	49,424
2.03.02.04	Granted options	156,081	153,165
2.03.02.05	Treasury shares	-30,139	-32,524
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.02.08	Result of transfers in treasury shares	-2,068	-
2.03.05	Retained earnings/accumulated losses	-1,356,723	-861,761

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2017 to 09/30/2017	YEAR TO DATE 01/01/2017 to 09/30/2017	SAME QUARTER FROM PREVIOUS YEAR 07/01/2016 to 09/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 09/30/2016
3.01	Gross Sales and/or Services	113,405	327,706	186,131	472,272
3.01.01	Revenue from real estate development	125,001	359,722	203,711	515,562
3.01.03	Taxes on real estate sales and services	-11,596	-32,016	-17,580	-43,290
3.02	Cost of sales and/or services	-125,556	-357,987	-200,429	-465,347
3.02.01	Cost of real estate development	-125,556	-357,987	-200,429	-465,347
3.03	Gross profit	-12,151	-30,281	-14,298	6,925
3.04	Operating expenses/income	-121,796	-360,149	-73,283	-193,002
3.04.01	Selling expenses	-19,908	-54,557	-21,455	-53,472
3.04.02	General and administrative expenses	-16,373	-50,346	-12,254	-58,779
3.04.05	Other operating expenses	-11,050	-79,386	-21,610	-68,294
3.04.05.01	Depreciation and amortization	-8,169	-25,337	-8,025	-22,125
3.04.05.02	Other operating expenses	-2,881	-54,049	-13,585	-46,169
3.04.06	Income from equity method investments	-74,465	-175,860	-17,964	-12,457
3.05	Income (loss) before financial results and income taxes	-133,947	-390,430	-87,581	-186,077
3.06	Financial	-23,894	-94,987	-8,086	-14,672
3.06.01	Financial income	6,131	20,852	5,728	41,405
3.06.02	Financial expenses	-30,025	-115,839	-13,814	-56,077
3.07	Income before income taxes	-157,841	-485,417	-95,667	-200,749
3.09	Income (loss) from continuing operation	-157,841	-485,417	-95,667	-200,749
3.10	Income (loss) from descontinuing operation	-	98,175	23,045	36,461
3.10.01	Net income (loss) from discontinued operations	-	98,175	23,045	36,461
3.11	Income (loss) for the period	-157,841	-387,242	-72,622	-164,288
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	ON	-5.87343	-14.40969	-2.69278	-6.09169
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	-5.87343	-14.40969	-2.69278	-6.09169

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2017 to 09/30/2017	YEAR TO DATE 01/01/2017 to 09/30/2017	SAME QUARTER FROM PREVIOUS YEAR 07/01/2016 to 09/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 09/30/2016
4.01	Income (loss) for the period	-157,841	-387,242	-72,622	-164,288
4.03	Comprehensive income (loss) for the period	-157,841	-387,242	-72,622	-164,288

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 09/30/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 09/30/2016
6.01	Net cash from operating activities	118,278	58,155
6.01.01	Cash generated in the operations	-176,844	-54,238
6.01.01.01	Income (loss) before income and social contribution taxes	-485,417	-164,288
6.01.01.02	Income from equity method investments	175,860	-24,004
6.01.01.03	Stock options expenses	2,898	5,506
6.01.01.04	Unrealized interest and finance charges, net	35,102	72,727
6.01.01.05	Financial instruments	-790	-13,525
6.01.01.06	Depreciation and amortization	25,337	22,125
6.01.01.07	Provision for legal claims	61,584	43,511
6.01.01.08	Provision for profit sharing	9,395	12,500
6.01.01.09	Warranty provision	-7,439	-9,234
6.01.01.10	Write-off of property and equipment, net	-	279
6.01.01.11	Allowance for doubtful accounts	17,767	7,871
6.01.01.12	Provision for realization of non-financial assets - properties for sale	-11,141	-6,302
6.01.01.13	Provision for penalties due to delay in construction works	-	-1,404
6.01.02	Variation in assets and liabilities	295,122	112,393
6.01.02.01	Trade accounts receivable	121,494	155,261
6.01.02.02	Properties for sale	207,441	2,463
6.01.02.03	Other accounts receivable	-10,242	-5,556
6.01.02.04	Prepaid expenses	-2,805	-6
6.01.02.05	Obligations for purchase of properties and adv. from customers	-13,574	-77,891
6.01.02.06	Taxes and contributions	-3,028	-5,927
6.01.02.07	Suppliers	11,732	-2,694
6.01.02.08	Salaries and payroll charges	-10,577	-10,990
6.01.02.09	Transactions with related parties	31,263	169,196
6.01.02.10	Other obligations	-36,582	-111,463
6.02	Net cash from investing activities	249,250	125,435
6.02.01	Purchase of property and equipment and intangible assets	-16,216	-19,948
6.02.02	Increase in investments	1,295	-19,595
6.02.03	Redemption of short-term investments	732,351	867,144
6.02.04	Purchase of short-term investments	-678,145	-702,166
6.02.05	Receivable from exercise of preemptive rights Tenda	219,510	-
6.02.06	Transaction cost	-9,545	-
6.03	Net cash from financing activities	-383,015	-154,386
6.03.02	Increase in loans, financing and debentures	190,252	348,800
6.03.03	Payment of loans, financing and debentures	-599,448	-546,294
6.03.04	Repurchase of treasury shares	-	-8,693
6.03.06	Loan transactions with related parties	5,625	7,530
6.03.07	Obligation with investors	-1,140	-2,433
6.03.08	Disposal of treasury shares	317	2,149
6.03.09	Result of the disposal of treasury shares	-	-2,140
6.03.10	Assignment of receivables	21,379	46,695
6.05	Net increase (decrease) of cash and cash equivalents	-15,487	29,204
6.05.01	Cash and cash equivalents at the beginning of the period	19,811	44,044
6.05.02	Cash and cash equivalents at the end of the period	4,324	73,248

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 09/30/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.04	Capital transactions with shareholders	-219,510	3,233	-	-107,720	-	-323,997
5.04.03	Stock option plan	-	2,916	-	-	-	2,916
5.04.05	Treasury shares sold	-	317	-	-	-	317
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230
5.05	Total of comprehensive income (loss)	-	-	-	-387,242	-	-387,242
5.05.01	Net income (loss) for the period	-	-	-	-387,242	-	-387,242
5.07	Closing balance	2,521,152	52,657	-	-1,356,723	-	1,217,086

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 07/01/2016 TO 09/30/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491
5.04	Capital transactions with shareholders	-	-2,612	-2,140	-	-	-4,752
5.04.03	Stock option plan	-	3,932	-	-	-	3,932
5.04.04	Treasury shares acquired	-	-8,693	-	-	-	-8,693
5.04.05	Treasury shares sold	-	2,149	-2,140	-	-	9
5.05	Total of comprehensive income (loss)	-	-	-	-164,288	-	-164,288
5.05.01	Net income (loss) for the period	-	-	-	-164,288	-	-164,288
5.07	Closing balance	2,740,662	48,242	301,835	-164,288	-	2,926,451

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 09/30/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 09/30/2016
7.01	Revenues	359,722	515,562
7.01.01	Real estate development, sales and services	377,489	523,433
7.01.04	Allowance for doubtful accounts	-17,767	-7,871
7.02	Inputs acquired from third parties	-278,707	-391,828
7.02.01	Cost of Sales and/or Services	-295,990	-371,342
7.02.02	Materials, energy, outsourced labor and other	-80,892	-56,947
7.02.04	Others	98,175	36,461
7.02.04.01	Result from discontinued operation	98,175	36,461
7.03	Gross value added	81,015	123,734
7.04	Retentions	-25,337	-22,125
7.04.01	Depreciation and amortization	-25,337	-22,125
7.05	Net value added produced by the Company	55,678	101,609
7.06	Added value received on transfer	-155,008	28,948
7.06.01	Income from equity method investments	-175,860	-12,457
7.06.02	Financial income	20,852	41,405
7.07	Value added total to be distributed	-99,330	130,557
7.08	Value added distribution	-99,330	130,557
7.08.01	Personnel and payroll charges	63,447	82,318
7.08.01.01	Direct remuneration	63,447	82,318
7.08.02	Taxes and contributions	43,653	57,704
7.08.02.01	Federal	43,653	57,704
7.08.03	Compensation – Interest	180,812	154,823
7.08.03.01	Interest	177,836	150,082
7.08.03.02	Rent	2,976	4,741
7.08.04	Compensation – Company capital	-387,242	-164,288
7.08.04.03	Net income (Retained losses)	-387,242	-164,288

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 09/30/2017	PRIOR YEAR 12/31/2016
1	Total Assets	3,422,331	5,210,089
1.01	Current Assets	1,845,722	3,400,200
1.01.01	Cash and cash equivalents	26,626	29,534
1.01.01.01	Cash and banks	26,626	29,534
1.01.02	Short-term investments	129,372	223,646
1.01.02.01	Fair value of short-term investments	129,372	223,646
1.01.02.01.02	Short-term investments avaliable for sale	129,372	223,646
1.01.03	Accounts receivable	570,303	722,640
1.01.03.01	Trade accounts receivable	570,303	722,640
1.01.03.01.01	Receivables from clients of developments	554,023	701,906
1.01.03.01.02	Receivables from clients of construction and services rendered	16,280	20,734
1.01.04	Inventories	987,657	1,122,724
1.01.04.01	Properties for sale	987,657	1,122,724
1.01.07	Prepaid expenses	5,526	2,548
1.01.07.01	Prepaid expenses and others	5,526	2,548
1.01.08	Other current assets	126,238	1,299,108
1.01.08.01	Non current assets for sale	3,270	3,306
1.01.08.02	Assets from discontinued operations	-	1,189,011
1.01.08.02.01	Assets held for sale	-	1,189,011
1.01.08.03	Others	122,968	106,791
1.01.08.03.01	Other accounts receivable and others	57,120	49,336
1.01.08.03.02	Receivables from related parties	65,471	57,455
1.01.08.03.03	Derivative financial instruments	377	-
1.02	Non current assets	1,576,609	1,809,889
1.02.01	Non current assets	866,183	957,773
1.02.01.03	Accounts receivable	197,407	271,322
1.02.01.03.01	Receivables from clients of developments	197,407	271,322
1.02.01.04	Inventories	475,700	592,975
1.02.01.04.01	Properties for sale	475,700	592,975
1.02.01.09	Others non current assets	193,076	93,476
1.02.01.09.03	Other assets	172,348	58,917
1.02.01.09.04	Receivables from related parties	20,728	25,529
1.02.01.09.05	Derivative financial instruments	-	9,030
1.02.02	Investments	665,813	799,911
1.02.02.01	Interest in associates and affiliates	665,813	799,911
1.02.03	Property and equipment	24,871	23,977
1.02.03.01	Operation property and equipment	24,871	23,977
1.02.04	Intangible assets	19,742	28,228
1.02.04.01	Intangible assets	19,742	28,228

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 09/30/2017	PRIOR YEAR 12/31/2016
2	Total Liabilities	3,422,331	5,210,089
2.01	Current liabilities	1,239,683	2,275,550
2.01.01	Social and labor obligations	29,387	28,880
2.01.01.02	Labor obligations	29,387	28,880
2.01.01.02.01	Salaries, payroll charges and profit sharing	29,387	28,880
2.01.02	Suppliers	89,975	79,120
2.01.03	Tax obligations	50,412	51,842
2.01.03.01	Federal tax obligations	50,412	51,842
2.01.04	Loans and financing	593,263	983,934
2.01.04.01	Loans and financing	354,592	669,795
2.01.04.01.01	In Local Currency	354,592	669,795
2.01.04.02	Debentures	238,671	314,139
2.01.05	Other obligations	373,816	400,908
2.01.05.01	Payables to related parties	81,933	85,611
2.01.05.02	Others	291,883	315,297
2.01.05.02.04	Obligations for purchase of properties and advances from customers	170,680	205,388
2.01.05.02.06	Other payables	87,496	69,921
2.01.05.02.07	Obligations assumed on the assignment of receivables	33,707	34,698
2.01.05.02.08	Derivative financial instruments	-	5,290
2.01.06	Provisions	102,830	79,054
2.01.06.01	Tax, labor and civil lawsuits	102,830	79,054
2.01.06.01.01	Tax lawsuits	675	1,369
2.01.06.01.02	Labor lawsuits	20,237	23,818
2.01.06.01.04	Civil lawsuits	81,918	53,867
2.01.07	Liabilities related to assets from discontinued operations	-	651,812
2.01.07.01	Liabilities on Non-current Assets for Sale	-	651,812
2.01.07.01.01	Liabilities held for sale	-	651,812
2.02	Non current liabilities	961,555	1,004,086
2.02.01	Loans and financing	626,009	653,634
2.02.01.01	Loans and financing	582,426	516,505
2.02.01.01.01	Loans and financing in local currency	582,426	516,505
2.02.01.02	Debentures	43,583	137,129
2.02.02	Other obligations	162,760	166,143
2.02.02.02	Others	162,760	166,143
2.02.02.02.03	Obligations for purchase of properties and advances from customers	98,117	90,309
2.02.02.02.04	Other payables	5,764	11,502
2.02.02.02.06	Obligations assumed on the assignment of receivables	58,879	64,332
2.02.03	Deferred taxes	100,405	100,405
2.02.03.01	Deferred income tax and social contribution	100,405	100,405
2.02.04	Provisions	72,381	83,904
2.02.04.01	Tax, labor and civil lawsuits	72,381	83,904
2.02.04.01.01	Tax lawsuits	1,880	1,755
2.02.04.01.02	Labor lawsuits	42,637	37,837
2.02.04.01.04	Civil lawsuits	27,864	44,312
2.03	Equity	1,221,093	1,930,453
2.03.01	Capital	2,521,152	2,740,662
2.03.01.01	Capital	2,521,152	2,740,662
2.03.02	Capital Reserves	52,657	49,424
2.03.02.04	Granted options	156,081	153,165
2.03.02.05	Treasury shares	-30,139	-32,524
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.02.08	Result of transfers in treasury shares	-2,068	-
2.03.05	Retained earnings/accumulated losses	-1,356,723	-861,761
2.03.09	Non-controlling interest	4,007	2,128

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2017 to 09/30/2017	YEAR TO DATE 01/01/2017 to 09/30/2017	SAME QUARTER FROM PREVIOUS YEAR 07/01/2016 to 09/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 09/30/2016
3.01	Gross Sales and/or Services	160,325	444,117	268,271	651,881
3.01.01	Revenue from real estate development	173,520	480,398	288,032	699,736
3.01.03	Taxes on real estate sales and services	-13,195	-36,281	-19,761	-47,855
3.02	Cost of sales and/or services	-167,956	-483,318	-267,308	-621,378
3.02.01	Cost of real estate development	-167,956	-483,318	-267,308	-621,378
3.03	Gross profit	-7,631	-39,201	963	30,503
3.04	Operating expenses/income	-129,829	-361,644	-82,568	-208,936
3.04.01	Selling expenses	-22,929	-63,169	-24,701	-61,692
3.04.02	General and administrative expenses	-21,441	-68,548	-27,544	-74,070
3.04.05	Other operating expenses	-18,408	-87,266	-22,701	-71,386
3.04.05.01	Depreciation and amortization	-8,379	-25,962	-8,180	-23,332
3.04.05.02	Other operating expenses	-10,029	-61,304	-14,521	-48,054
3.04.06	Income from equity method investments	-67,051	-142,661	-7,622	-1,788
3.05	Income (loss) before financial results and income taxes	-137,460	-400,845	-81,605	-178,433
3.06	Financial	-21,069	-83,019	-5,911	-10,098
3.06.01	Financial income	6,604	23,680	7,479	48,493
3.06.02	Financial expenses	-27,673	-106,699	-13,390	-58,591
3.07	Income before income taxes	-158,529	-483,864	-87,516	-188,531
3.08	Income and social contribution taxes	622	-1,673	-1,076	-6,645
3.08.01	Current	622	-1,673	-1,076	-7,608
3.08.02	Deferred	0	0	0	963
3.09	Income (loss) from continuing operation	-157,907	-485,537	-88,592	-195,176
3.10	Income (loss) from discontinued operation	0	98,175	16,555	32,927
3.10.01	Net income (loss) from discontinued operations	0	98,175	16,555	32,927
3.11	Income (loss) for the period	-157,907	-387,362	-72,037	-162,249
3.11.01	Income (loss) attributable to the Company	-157,841	-387,242	-72,622	-164,288
3.11.02	Net income attributable to non-controlling interests	-66	-120	585	2,039
3.99	Earnings per Share – (Reais / Share)	0	0	0	0
3.99.01	Basic Earnings per Share	0	0	0	0
3.99.01.01	ON	-5.87343	-14.40969	-2.69278	-6.09169
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	-5.87343	-14.40969	-2.69278	-6.09169

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2017 to 09/30/2017	YEAR TO DATE 01/01/2017 to 09/30/2017	SAME QUARTER FROM PREVIOUS YEAR 07/01/2016 to 09/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 09/30/2016
4.01	Consolidated Income (loss) for the period	-157,907	-387,362	-72,037	-162,249
4.03	Consolidated comprehensive income (loss) for the period	-157,907	-387,362	-72,037	-162,249
4.03.01	Income (loss) attributable to the Company	-157,841	-387,242	-72,622	-164,288
4.03.02	Net income attributable to the noncontrolling interests	-66	-120	585	2,039

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 09/30/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 09/30/2016
6.01	Net cash from operating activities	200,941	93,287
6.01.01	Cash generated in the operations	-196,146	-47,058
6.01.01.01	Income (loss) before income and social contribution taxes	-483,864	-188,531
6.01.01.02	Income from equity method investments	142,661	1,788
6.01.01.03	Stock options expenses	2,898	5,506
6.01.01.04	Unrealized interest and finance charges, net	46,975	74,899
6.01.01.05	Financial instruments	-790	-13,526
6.01.01.06	Depreciation and amortization	25,962	23,332
6.01.01.07	Provision for legal claims	61,431	44,542
6.01.01.08	Provision for profit sharing	9,394	12,500
6.01.01.09	Warranty provision	-7,439	-9,234
6.01.01.10	Write-off of property and equipment, net	0	1,501
6.01.01.11	Allowance for doubtful accounts	17,767	7,871
6.01.01.12	Provision for realization of non-financial assets - properties for sale	-11,141	-6,302
6.01.01.13	Provision for penalties due to delay in construction works	0	-1,404
6.01.02	Variation in assets and liabilities	345,128	45,952
6.01.02.01	Trade accounts receivable	180,528	199,882
6.01.02.02	Properties for sale	263,519	388
6.01.02.03	Other accounts receivable	-9,272	12,692
6.01.02.04	Prepaid expenses	-2,978	-233
6.01.02.05	Obligations for purchase of properties and adv. from customers	-26,900	-93,326
6.01.02.06	Taxes and contributions	-1,430	-13,454
6.01.02.07	Suppliers	10,520	-4,626
6.01.02.08	Salaries and payroll charges	-8,887	-10,607
6.01.02.09	Transactions with related parties	-22,906	84,337
6.01.02.10	Other obligations	-35,393	-122,456
6.01.02.11	Income tax and social contribution payable	-1,673	-6,645
6.01.03	Others	51,959	94,393
6.01.03.01	Net cash from operating activities related to disposal group held for sale	51,959	94,393
6.02	Net cash from investing activities	335,826	128,585
6.02.01	Purchase of property and equipment and intangible assets	-18,370	-30,449
6.02.02	Increase in investments	1,294	-15,267
6.02.03	Redemption of short-term investments	851,218	1,202,191
6.02.04	Purchase of short-term investments	-756,944	-1,039,966
6.02.05	Receivable from exercise of preemptive rights Tenda	219,510	0
6.02.06	Transaction cost	-9,545	0
6.02.07	Net cash from investing activities related to disposal group held for sale	48,663	12,076
6.03	Net cash from financing activities	-414,964	-143,172
6.03.02	Increase in loans, financing and debentures	255,805	515,891
6.03.03	Payment of loans, financing and debentures	-721,076	-642,640
6.03.04	Repurchase of treasury shares	0	-8,693
6.03.06	Loan transactions with related parties	5,625	7,530
6.03.07	Obligation with investors	-1,237	-1,752
6.03.08	Disposal of treasury shares	317	2,149
6.03.09	Result of the disposal of treasury shares	0	-2,140
6.03.10	Assignment of receivables	21,513	53,828
6.03.11	Net cash from financing activities related to disposal group held for sale	24,089	-67,345
6.04	Foreign Exchange Gains and Losses on Cash and Cash Equivalents	-124,711	0
6.05	Net increase (decrease) of cash and cash equivalents	-2,908	78,700
6.05.01	Cash and cash equivalents at the beginning of the period	29,534	82,640
6.05.02	Cash and cash equivalents at the end of the period	26,626	161,340

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 09/30/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.04	Capital transactions with shareholders	-219,510	3,233	-	-107,720	-	-323,997	1,999	-321,998
5.04.03	Stock option plan	-	2,916	-	-	-	2,916	-	2,916
5.04.05	Treasury shares sold	-	317	-	-	-	317	-	317
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230	-	-327,230
5.04.10	Low discontinued operation	-	-	-	-	-	-	1,999	1,999
5.05	Total of comprehensive income (loss)	-	-	-	-387,242	-	-387,242	-120	-387,362
5.05.01	Net income (loss) for the period	-	-	-	-387,242	-	-387,242	-120	-387,362
5.07	Closing balance	2,521,152	52,657	-	-1,356,723	-	1,217,086	4,007	1,221,093

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 09/30/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.04	Capital transactions with shareholders	-	-2,612	-2,140	-	-	-4,752	-1,535	-6,287
5.04.01	Capital increase	-	-	-	-	-	-	1,383	1,383
5.04.03	Stock option plan	-	3,932	-	-	-	3,932	-	3,932
5.04.04	Treasury shares acquired	-	-8,693	-	-	-	-8,693	-	-8,693
5.04.05	Treasury shares sold	-	2,149	-2,140	-	-	9	-	9
5.04.06	Dividends	-	-	-	-	-	-	-2,918	-2,918
5.05	Total of comprehensive income (loss)	-	-	-	-164,288	-	-164,288	2,039	-162,249
5.05.01	Net income (loss) for the period	-	-	-	-164,288	-	-164,288	2,039	-162,249
5.06	Reserves	-	-	-	-	-	-	49	49
5.06.01	Constitution of reserves	-	-	-	-	-	-	49	49
5.07	Closing balance	2,740,662	48,242	301,835	-164,288	-	2,926,451	2,298	2,928,749

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 09/30/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 09/30/2016
7.01	Revenues	480,398	699,736
7.01.01	Real estate development, sales and services	498,165	707,607
7.01.04	Allowance for doubtful accounts	-17,767	-7,871
7.02	Inputs acquired from third parties	-397,028	-547,124
7.02.01	Cost of Sales and/or Services	-392,201	-503,359
7.02.02	Materials, energy, outsourced labor and other	-103,002	-76,692
7.02.04	Others	98,175	32,927
7.02.04.01	Result from discontinued operation	98,175	32,927
7.03	Gross value added	83,370	152,612
7.04	Retentions	-25,962	-23,332
7.04.01	Depreciation and amortization	-25,962	-23,332
7.05	Net value added produced by the Company	57,408	129,280
7.06	Value added received on transfer	-118,981	46,706
7.06.01	Income from equity method investments	-142,661	-1,788
7.06.02	Financial income	23,680	48,494
7.07	Total value added to be distributed	-61,573	175,986
7.08	Value added distribution	-61,573	175,986
7.08.01	Personnel and payroll charges	72,061	87,451
7.08.01.01	Direct remuneration	72,061	87,451
7.08.02	Taxes and contributions	51,393	70,055
7.08.02.01	Federal	51,393	70,055
7.08.03	Compensation – Interest	202,215	182,768
7.08.03.01	Interest	197,816	176,610
7.08.03.02	Rent	4,399	6,158
7.08.04	Compensation – Company capital	-387,242	-164,288
7.08.04.03	Net income (Retained losses)	-387,242	-164,288

FOR IMMEDIATE RELEASE - Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reports its financial results for the third quarter ended September 30, 2017

GAFISA REPORTS RESULTS FOR
3Q17

CONFERENCE CALL

August 11, 2017

► 10:00 am Brasilia Time
In Portuguese
Phones:
+55 (11) 3193-1001 / 2820-4001 (Brazil)
Code: Gafisa

► 07:00 am US EST
In English (simultaneous translation
 from Portuguese)
+ 1-646828-8246 / + 1 786 924-6977 (USA)
Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:
+55 (11) 3193-1012 / 2820-4012 (Brazil)
Portuguese: 1099857#
English: 7920629#

Shares
GFSA3 – B3 (former BM&FBovespa)
GFA – NYSE
Total shares outstanding: 28.040.162
Average Daily Trading Volume (90 days²):
R$4.2 million
(1) Including 972,347 treasury shares;
(2) Until Seeptember 30, 2017.

MANAGEMENT COMMENTS AND HIGHLIGHTS

The third quarter 2017 was characterized by the new project launches, after a semester where we prioritized the sales of units in inventory. The four projects launched in the quarter, which performed well, totaled R$464 million in PSV, reflecting the Company’s business planning and strategy, with a more precise launch profile to face the complexities of the macroeconomic scenario. Despite the gradual improvements in indicators such as inflation, employment and, particularly, interest rates, the still uncertain pace of the Brazilian economic recovery reinforces the cautious stance Gafisa is taking in real estate market.

Another relevant achievement was the ongoing positive operating results, a direct consequence of the improvements on Gafisa’s business model. The evolution of the model can be seen in the “Sales over Supply” (SoS) indicator, which grew for the fourth consecutive quarter and reached 37.6% in the 12 months up to the end of the 3Q17. In the quarter, the SoS was 18.3%, a considerable improvement over the 7.9% in the 2Q17, reflecting not only good performance of launches but also of sales of inventory in the period. The 3Q17 had the best quarterly performance in SoS of the last five years.

Our constant initiatives to increase the quality of credit analysis, combined with the improvements in the economy, reinforced the downward trend of dissolutions, which came to R$84.4 million in 3Q17, down 25.7% over the 2Q17 and down 20.5% over 3Q16, the lowest level since 2014.

As a result of the factors mentioned above, net pre-sales came to R$354.0 million in 3Q17, a substantial growth over R$127.1 million recorded in 2Q17 and R$258.3 million recorded in 3Q16. Launches sales came to 63.5% of total net sales in the quarter.

It is important to mention that Gafisa, in line with our decision-making process for new projects, will not have the same volume of launches in the fourth quarter. Therefore, we will concentrate our efforts on sales of inventories, thus, resulting in slower sales velocity.

Net revenue came to R$160.3 million in 3Q17, up 8.9% q-o-q, but still 40.2% lower than 3Q16. Dissolutions, which were at a lower level during the quarter, are concentrated in units of the older legacy projects, negatively impacting the Company’s revenues. There is also a concentration of net sales on projects that are more recent and with slower work evolution, which impedes a faster recovery of revenues. In the accumulated during the first nine months of 2017, net revenues totaled R$444.1 million.

Deferred income totaled R$220.2 million, up 36.5% over the previous quarter and 53.6% over the previous year, a result of good operating performance and correct placement of projects, contributing to the build-up of revenues over the next quarters.

The initiatives to increase efficiency and productivity of our operations succeeded for another quarter. General and administrative expenses which totaled R$21.4 million in 3Q17, remained in line sequentially but went down 22.2% the same quarter of last year. Selling expenses increased 8.2% over the previous quarter, reflecting the launches in the period, but decreased 7.2% in comparison to the 3Q16.

Thus, this quarter Gafisa recorded a net loss of R$100.5 million, versus a net loss of R$134.6 million in 2Q17 and R$80.0 million in 3Q16, excluding Alphaville equity income and effects of the Tenda transaction.

Gafisa continues with a conservative cash management strategy. Operating cash generation came to R$93.0 million in 3Q17, down 8.4% from the 2Q17 due to a reduced number of deliveries in the quarter and, consequently, a 9.7% drop in transfers. Net cash generation totaled R$49.1 million, more than double the R$20.5 million registered in 2Q17. In the first nine months of 2017, and excluding the inflow of funds from Tenda transaction, the operating cash flows came to R$290.0 million, with a net cash generation of R102.8 million.

Gafisa’s net debt came to R$1.1 billion at the end of 3Q17, down 18% from the previous quarter and down 26% from last year. The balance of leverage, measured by the net debt to shareholders’ equity ratio, reached 87.1% in 3Q17 and remains one of the Company’s management main areas of focus. Excluding projects’ financing, the net debt to shareholders’ equity ratio stood at 12.7%. It is important to highlight the negotiations to increase debt maturity, which reflects in the lower proportion of short-term debt, from 62.4% of total debt in the 2Q17 to 48.7% in 3Q17. Gafisa will additionally receive R$100.0 million relating to the Tenda transaction in the next periods, as contractually agreed.

Despite the short-term uncertainties, the evolution of the financial results during the third quarter, albeit mild, points to a slow and gradual inflection of our results. As we have mentioned previously, results are still impacted by the lower relevance of more recent projects. Over the future, we should start to recognize the positive impacts of these more recent projects, that command margins that are more adequate.

We are confident that the strategic actions adopted by Gafisa, focused on reducing inventories, a rigorous process to define project launches and higher operating efficiency, position us favorably for the recovery of the real estate markets over the coming years.

Sandro Gamba

CEO

3Q QUARTERLY INFORMATION

OPERATIONAL RESULTS

▪	Decrease in dissolutions, which totaled R$84.4 million in the quarter, a decrease of 25.7% over 2Q17 and 20.5% over 3Q16, to the lowest volume since 2014.
▪	Consolidated sales over supply (SoS) reached 18.3% in 3Q17, compared to 7.9% in 2Q17 and 11.5% in 3Q16. In the last 12 months, SoS reached 37.6%, the highest level of the last five years.
▪	Net pre-sales in 3Q17 totaled R$354.0 million, up 37.0% compared to R$258.3 million in 3Q16. In 9M17, net pre-sales totals R$598.6 million, an increase of 32% vs. 9M16.
▪	During the 3Q17, the Company delivered a 296 units project, representing total PSV of R$75.2 million. In the 9M17 aggregate, the PSV delivered was R$820.2 million.
▪	Launches accounted for 63.5% of total net sales. Consolidated inventory at market value increased by 7.1% in relation to 2Q17, totaling R$1.6 billion.

FINANCIAL RESULTS

▪

Operating cash generation reached R$93.0 million in 3Q17, with a net generation of R$49.1 million. In the year accumulated, operating cash generation was R$290.0 million, and net generation reached r$102.8 million.

▪	The quarterly net income recognized by the “PoC” method totaled R$160.3 million, 9% increase in comparison with the previous quarter. In 9M17, net revenue reached R$444.1 million.
▪

Adjusted gross income was R$18.7 million, compared to adjusted gross income of R$ 12.4 million in 2Q17 and R$47.2 million in the previous year, closing 9M17 at R$51.9 million. Adjusted gross margin reached 11.7% compared to adjusted gross margin of 8.4% in 2Q17, and 17.6% in the annual comparison. In 9M17, the adjusted gross margin reached the level of 11.7%.

OPERATIONAL RESULTS

Launches and Pre-sales

The launches of 3Q17 totaled R$ 463.8 million, represented by four projects, three in São Paulo and one in Curitiba (the third phase of Ecoville Park). The sales speed of these launches reached 47.7%.

Table1. Launches, Sales and Dissolutions (R$ thousand)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Launches	463,841	-	-	410,966	13%	463,841	621,429	-25%
Gross Sales	438,429	240,795	82.1%	364,454	20.3%	914,834	863,553	5.6%
Dissolutions	(84,390)	(113,648)	-25.7%	(106,122)	-20.5%	(316,251)	(408,860)	-22.7%
Net Pre-Sales	354,039	127,146	178%	258,332	37%	598,583	454,693	32%
Sales over Supply (SoS)	18.3%	7.9%	1040 bps	11.5%	680 bps	27.5%	18.7%	880 bps
Delivered PSV	75,227	479,869	-84.3%	935,678	-92.0%	820,153	1,452,827	-43.5%

Net Pre-Sales

In 3Q17, gross sales totaled R$438.4 million, growing both in relation to 2Q17 (+82.1%) and to 3Q16 (+20.3%), reflecting the good sales performance of the launches combined with the continuation of sales of remaining units at the same level as in 2Q17. Dissolutions decreased and totaled R$84.4 million, 25.7% and 20.5% lower than in 2Q17 and in 3Q16, respectively. As a result, net sales reached R$354.0 million in 3Q17, compared to R$127.1 million in 2Q17 and R$258.3 million in 3Q16. In the year to date, net sales reached R$598.6 million, 31.6% higher than in the same period of 2016.

The project launches accounted for 63.5% of total net sales in 3Q17. Regarding the sale of units in inventory, 78.9% refer to sales of projects launched until the end of 2015, improving the profile of our inventory. Dissolutions were higher in projects launched until 2014, where work has progressed further, with consequent impact on revenue recognition and margin composition.

Sales over Supply (SoS)

Good business performance in the quarter drove sales speeds. Quarterly SoS increased to 18.3%, the best quarterly performance since 2012, and SoS accumulated in twelve months reached 37.6%, the highest level since 2013. These results reinforce that we were correct on our launch strategy and on the balance of selling the inventory of remaining units.

Dissolutions

Dissolutions totaled R$84.4 million in 3Q17, the lowest level since 2014 and a significant reduction both in relation to the R$113.6 million in 2Q17 and to the R$106.1 million in 3Q16. The accumulated volume of dissolutions in 2017 reached R$316.3 million, a reduction of 22.7% compared to 9M16.

The reduction of the dissolutions is due to the successful initiatives to increase the quality of the credit analysis adopted over the last three years by Gafisa, as well as the slight improvement in the macroeconomic scenario after a strong recession.

Inventory (Property for Sale)

                The inventory at market value reached R$1,581.4 million at the end of 3Q17, 7.1% higher than in 2Q17, due to the launches made in the period, although these have achieved good sales speed.

Table 2. Inventory at Market Value 2Q17 x 3q17 (R$ thousand)

	Inventories EoP 2Q17	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories EoP 3Q17	Q/Q(%)
São Paulo	1,149,787	406,672	64,255	(379,398)	(3,991)	1,237,325	7.6%
Rio de Janeiro	280,397	-	18,151	(30,648)	(1,039)	266,861	-4.8%
Other Markets	46,097	57,168	1,983	(28,383)	351	77,216	67.5%
Total	1,476,281	463,840	84,389	(438,429)	(4,679)	1,581,402	7.1%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

In a quarter characterized by new launches and the delivery of a project, the Company was able to maintain a commercial balance between launches and complete units. The inventory of finished units fell from R$565.4 million (38.3% of total inventory) in 2Q17 to R$507.2 million in 3Q17 (32.1% of total).

The inventory of projects outside the strategic markets, of R$ 77.2 million, represents 4.9% of the total inventory, of which 52% are completed units. The increase of R$31.1 million compared to 2Q17 is explained by the launch of another phase of the Ecoville Park in Curitiba, as previously planned.

Of the total inventory completed, 60.0% are commercial projects. This proportion is due both to the high volume of deliveries over the last few years and to the lower sales speeds in this segment, where liquidity is still relatively lower.

Table 3 – Inventory at Market Value – Work Status– POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 3Q17
São Paulo	208,808	28,121	544,580	214,363	241,453	1,237,325
Rio de Janeiro	-	7,971	-	33,045	225,845	266,861
Other Markets	37,348	-	-	-	39,868	77,216
Total	246,156	36,092	544,580	247,408	507,166	1,581,402

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on account of CPCs 18, 19 and 36.

Delivered Projects

The Company delivered 286 units in 3Q17, all in project Go Maraville, located in Jundiaí, São Paulo state, with PSV of R$75.2 million. In the 9M17, deliveries totaled 1,890 units and R$820.2 million. Currently, Gafisa has 18 projects under construction, all of which are on schedule according to the Company’s business plan

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers in 3Q17 totaled R$125.6 million, explained by the lower number of deliveries. In the 9M17, transfers reached R$366.4 million, 3.3% lower than the same period in 2016.

Table 4 – Delivered Projects (R$000 and %)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
PSV Transferred¹	125,609	139,038	-9.7%	126,013	-0.3%	366,392	378,733	-3.3%
Delivered Projects	1	4	-75.0%	7	-85.7%	8	13	-38.5%
Delivered Units	296	1,241	-76.1%	1,899	-84.4%	1,890	3,331	-43.3%
Delivered PSV²	75,227	412,307	-81.8%	935,678	-92.0%	820,153	1,452,827	-43.5%

1) PSV refers to potential sales value of the units transferred to financial institutions;

2) PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with a PSV of R$ 4.3 billion, represents 35 potential projects/phases or nearly 8 thousand units, 72% of potential projects/phases are in São Paulo and the rest in Rio de Janeiro. About 60% of the land was acquired through swap agreements, being the largest portion located in Rio de Janeiro. In 3Q17, the Company did not acquire new lad for its landbank.

The quarterly adjustments reflect mainly updates related to project scope and expected launch dates.

Table 5 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	2,518,279	51.7%	51.7%	0.0%	5,802	6,473
Rio de Janeiro	1,774,833	73.0%	73.0%	0.0%	2,246	2,300
Total	4,293,112	60.0%	60.0%	0.0%	8,048	8,773

1) The swap percentage is measured compared to the historical cost of land acquisition.

2) Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 6 – Changes in the Landbank (2Q17 x 3Q17 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,018,977	-	(463,841)	-	(36,857)	2,518,279
Rio de Janeiro	1,778,752	-	-	-	(3,919)	1,774,833
Total	4,797,729	-	(463,841)	-	(40,776)	4,293,112

FINANCIAL RESULTS

Revenue

3Q17 net revenues totaled R$160.3 million, up 8.9% from 2Q17, and down 40.2% from 3Q16. In the year to date, net revenues reached R$444.1 million. Revenue recognition is affected by the mix of net sales in the period, with sales concentrated in the most recent launches and, consequently, lower revenue recognition. Dissolutions were down in the quarter but continued to have a material impact on the Company’s revenue.

Table 7 – Revenue Recognition (R$ 000)

	3Q17				3Q16
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2017	224,814	63.5%	-	0.0%	-	0.0%	-	0.0%
2016	27,258	7.7%	19,555	12.2%	146,728	56.8%	57,865	21.6%
2015	40,346	11.4%	73,627	45.9%	38,110	14.8%	46,046	17.2%
2014	34,399	9.7%	42,920	26.8%	32,649	12.6%	92,382	34.4%
≤ 2013	27,222	7.7%	24,223	15.1%	40,844	15.8%	71,976	26.8%
Total	354,039	100.0%	160,324	100.0%	258,332	100.0%	268,270	100.0%
SP + RJ	349,248	98.6%	160,757	100.3%	227,963	88.2%	264,897	98.7%
Other Markets	4,791	1.4%	(433)	-0.3%	30,369	11.8%	3,373	1.3%

Gross Profit & Margin

Adjusted gross income in the 3Q17 was R$18.7 million, up 50.4% from 2Q17, but down 60.4% from 3Q16. In 9M17, the adjusted gross income was R$51.9 million, down 65.0% from the 9M16. Even with a low level of dissolutions in the 3Q17, the impact of the sales mix in the revenue prevented a quicker margin recovery. Even so, the gross margin of -4.8% showed an evolution to the -9.8% of the previous quarter. Excluding the financial effects, the adjusted gross margin was 11.7% in the 3Q17, which compares to 8.4% in the 2Q17 and to 17.6% in the 3Q16.

Details of Gafisa's gross margin breakdown in 3Q17 are presented below.

Table 8 – Gross Margin (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Net Revenue	160,325	147,253	9%	268,271	40%	444,117	651,881	-32%
Gross Profit	(7,631)	(14,403)	-47%	963	-892%	(39,201)	30,503	-229%
Gross Margin	-4.8%	-9.8%	500 bps	0.4%	-520 bps	-8.8%	4.7%	-1350 bps
(-) Financial Costs	26,317	26,824	-2%	46,258	-43%	91,117	118,019	-23%
Adjusted Gross Profit (1)	18,686	12,421	50%	47,221	-60%	51,916	148,522	-65%
Adjusted Gross Margin (1)	11.7%	8.4%	330 bps	17.6%	-590 bps	11.7%	22.8%	-1110 bps

1)        Adjusted by capitalized interests

Selling, General and Administrative Expenses (SG&A)

In the 3Q17, the selling, general and administrative expenses (SG&A) totaled R$44.4 million, 8.4% up from 2Q17 and 15.1% down from 3Q16. In the year to date, the SG&A totaled R$131.7 million, 3.0% down from the same period in 2016.

The sales expenses totaled R$22.9 million, with a growth of 8.2% from the 2Q17 as a result of the launches in the period, which resulted in higher sales volume. In comparison to 3Q16, there was a 7.2% reduction.

The efforts improve operational efficiency continue to show positive results. The general and administrative expenses totaled R$21.4 million, 9% higher in comparison to last quarter, but with 22.2% reduction in comparison to 3Q16. Year to date, the reduction was 7.5%.

We keep pursuing a balanced operational structure. The recent structural redesign allowed us to reduce costs and expenses and, with more efficiency and agility, put us in a competitive position for the new development cycle of the Brazilian real estate market.

Table 9 – SG&A Expenses (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y(%)
Selling Expenses	(22,929)	(21,184)	8%	(24,701)	-7%	(63,169)	(61,692)	2%
G&A Expenses	(21,441)	(19,738)	9%	(27,544)	-22%	(68,548)	(74,070)	-7%
Total SG&A Expenses	(44,370)	(40,922)	8%	(52,245)	-15%	(131,717)	(135,762)	-3%
Net Revenue	160,325	147,253	9%	268,271	-40%	444,117	651,881	32%

The Other Operating Revenues/Expenses totaled R$10.0 million, 68% below the R$31.6 million of the previous quarter, which was negatively impacted due to early conclusion of an arbitration proceeding, with a net effect of R$18.2 million.

The table below contains more details on the breakdown of this expense.

Table 10 – Other Operating Revenues/Expenses (R$ 000)

	3Q17	2Q17	Q/Q(%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Litigation Expenses	(14,654)	(30,041)	51%	(13,278)	10%	(61,431)	(44,543)	38%
Others	4,625	(1,528)	-403%	(1,243)	-472%	127	(3,511)	-104%
Total	(10,029)	(31,569)	-68%	(14,521)	-31%	(61,304)	(48,054)	28%

Adjusted EBITDA

Adjusted EBITDA was negative R$44.2 million in the quarter, compared with R$-65.1 million in 2Q17 and R$-15.7 million in 3Q16.

It is worth noting that Gafisa's adjusted EBITDA does not consider the impact of the income from discontinued operations (Tenda) and the effect of Alphaville's equity income.

Table 11 -  Adjusted EBITDA (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Net Income	(157,841)	(180,004)	-12%	(72,622)	117%	(387,242)	(164,288)	136%
Discontinued Operation Result ¹	-	(9,545)	-100%	16,555	-100%	98,175	32,927	198%
Adjusted Net Income¹	(157,841)	(170,459)	88%	(89,177)	77%	(485,417)	(197,215)	146%
(+) Financial Results	21,069	33,390	-37%	5,911	256%	83,019	10,098	722%
(+) Income Taxes	(622)	949	-166%	1,076	-158%	1,673	6,645	-75%
(+) Depreciation & Amortization	8,379	8,875	-6%	8,180	2%	25,962	23,332	11%
(+) Capitalized interests	26,317	26,824	-2%	46,258	-43%	91,117	118,019	-23%
(+) Expense w Stock Option Plan	1,194	(424)	-382%	2,316	-48%	2,898	5,506	-47%
(+) Minority Shareholders	(66)	(100)	-34%	585	-111%	(120)	2,039	-106%
(-) AUSA Income Effect	57,371	35,891	60%	9,158	526%	124,286	10,230	1115%
Adjusted EBITDA[4]	(44,199)	(65,054)	-32%	(15,693)	182%	(156,582)	(21,346)	634%
Net Revenue	160,325	147,253	9%	268,271	-40%	444,117	651,881	-32%
Adjusted EBITDA Margin	-27.6%	-44.2%	1660 bps	-5.8%	-2180 bps	-35.3%	-3.3%	-3200 bps

1) Sale of Tenda shares;

2) Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

Financial Results

In the 3Q17, financial results were 28.3% smaller when compared to the 2Q17, and 11.7% smaller than the 3Q16, reflecting the reduction of the basic interest rate and the lower cash balance in the period. Financial expenses reached R$27.7 million, compared to the R$42.6 million of the 2Q17 and the R$13.4 million of the 3Q16.

Therefore, the net financial result was negative R$21.1 million in the 3Q17, compared to the negative net financial results of R$33.4 million in the 2Q17, and R$5.9 million in the 3Q16. The accumulated net financial result was R$83.0 negative in the 9M17.

Taxes

In the 3Q17, the income tax and social contribution line were positive at R$0.6 million. In the 9M17, income tax and social contribution expenses totaled R$1.7 million.

Net Income

As results of the previously discussed effects, the net income of the 3Q17, excluding the results of the Alphaville’s equity income, was negative in R$100.5 million, which compares with the net loss of R$134.6 million in the 2Q17 and of R$80.0 million in the 3Q16.

Table 12 – Net Income (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Net Revenue	160,325	147,253	9%	268,271	40%	444,117	651,881	-32%
Gross Profit	(7,631)	(14,403)	-47%	963	-892%	(39,201)	30,503	-229%
Gross Margin	-4.8%	-9.8%	500 bps	0.4%	-520 bps	-8.8%	4.7%	-1350 bps
Adjusted Gross Profit¹	18,686	12,421	50%	47,221	-60%	51,916	148,522	-65%
Adjusted Gross Margin	11.7%	8.4%	330 bps	17.6%	-590 bps	11.7%	22.8%	-1110 bps
Adjusted EBITDA[2]	(44,199)	(65,054)	-32%	(15,693)	182%	(156,582)	(21,346)	634%
Adjusted EBITDA Margin	-27.6%	-44.2%	1660 bps	-5.8%	-2180 bps	-35.3%	-3.3%	-3200 bps
Income from Discontinued Operation[3]	-	(9,545)	-100%	-	0%	98,175	32,927	198%
Adjusted Net Income[4]	(157,841)	(170,459)	-7%	(89,177)	77%	(485,417)	(197,215)	146%
( - ) Equity income from Alphaville	(57,371)	(35,891)	60%	(9,158)	526%	(124,286)	(10,230)	1115%
Adjusted Net Income (ex-AUSA)	(100,470)	(134,568)	-25%	(80,019)	26%	(361,131)	(186,985)	93%

1) Adjusted by capitalized interests;

2) Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

3) Sale of Tenda shares;

4) Adjusted by item 3.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$220.2 million in the 3Q17. The consolidated margin was 34.9% this quarter, compared to 35.8% in the 2Q17. The growth of the backlog in this quarter reflects the resumption of the launches in the period, combined with the good sales performance of projects launched in 2014 and 2015, signaling a positive outlook for revenues and gross profit in the next periods.

Table 13 – Backlog Results (REF) (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)
Backlog Revenues	630,168	450,923	40%	394,475	60%
Backlog Costs (units sold)	(409,994)	(289,632)	42%	(251,151)	63%
Backlog Results	220,174	161,291	37%	143,324	54%
Backlog Margin	34.9%	35.8%	-90 bps	36.3%	-140 bps

1) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

2) Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Securities

On September 30, 2017, cash and cash equivalents and marketable securities totaled R$156.0 million, down 27.3% from June 30, 2017.

Receivables

At the end of 3Q17, total accounts receivable totaled R$1.5 billion, an increase of 11.0% compared to R$1.3 billion in 2Q17.

Currently, the Company has approximately R$ 365.7 million in accounts receivable from finished units.

Table 14. Total Receivables (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)
Receivables from developments (off balance sheet)	654,040	468,005	40%	409,419	60%
Receivables from PoC- ST (on balance sheet)	570,303	602,295	-5%	780,968	-27%
Receivables from PoC- LT (on balance sheet)	197,407	208,230	-5%	313,802	-37%
Total	1,421,750	1,278,530	11%	1,504,189	-5%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The operational cash generation totaled R$93.0 million in the 3Q17, lower than the R$101.5 million generated in the 2Q17, due mainly to the lower number of delivered projects and consequent reduction in transfers, and the concentration of launches in the second half of the quarter, which dilutes cash inflows between 3Q17 and 4Q17. The good operating cash performance resulted in net cash generation of R$49.1 million in the 3Q17. Year to date, excluding inflows from the Tenda transaction, operational cash flow totaled R$290.0 million, with net cash generation reaching R$102.8 million.

Table 15. Cash Generation (R$ 000)

	1Q17	2Q17	3Q17
Availabilities²	236,934	214,572	155,997
Change in Availabilities¹ (1)	(16,246)	(22,362)	(58,575)
Total Debt + Investor Obligations	1,589,312	1,326,977	1,219,273
Change in Total Debt + Investor Obligations (2)	(49,492)	(262,335)	(107,704)
Other Investments	237,109	237,109	237,109
Change in Other Investments (3)	-	-	-
Cash Generation in the period (1) - (2) + (3)	-	219,510	-
Cash Generation Final	33,246	20,463	49,130
Availabilities²	33,246	53,710	102,840

      1) Cash and cash equivalents, and marketable securities.

Liquidity

At the end of the 3Q17, the Company’s Net Debt/Shareholders’ Equity ratio was 87.1%, compared to 80.7% in the previous quarter, as a reflection of accumulation of losses from the previous periods faster than the reduction of debt. Excluding project finance, the Net Debt/Shareholders’ Equity ratio was 12.7%.

In the 3Q17, the gross debt reached R$1.2 billion, down 8% q-o-q, and 41.0% y-o-y. The net debt amounted to R$1.1 billion, 4% smaller than the 2Q17. It is importante to mention that the Company will receive, over the few quarters, R$100.0 million from the Tenda transaction, as contractually established.

Table 16. Debt and Investor Obligations (R$ 000)

	3Q17(*)	2Q17(*)	Q/Q (%)	3Q16	Y/Y (%)
Debentures - FGTS (A)	154,830	150,890	3%	492,498	-69%
Debentures – Working Capital (B)	127,424	130,817	-3%	167,448	-24%
Project Financing SFH – (C)	753,639	861,930	-13%	1,188,494	-37%
Working Capital (D)	183,379	183,339	0%	201,571	-9%
Total (A)+(B)+(C)+(D) = (E)	1,219,272	1,326,976	-8%	2,050,011	-41%
Investor Obligations (F)	-	-	0%	3,143	-100%
Total Debt (E)+(F) = (G)	1,219,272	1,326,976	-8%	2,053,154	-41%
Cash and Availabilities (H)	155,998	214,573	-27%	609,898	-74%
Net Debt (G)-(H) = (I)	1,063,274	1,112,403	-4%	1,443,256	-26%
Equity + Minority Shareholders (J)	1,221,093	1,378,424	-11%	2,928,749	-58%
(Net Debt) / (Equity) (I)/(J) = (K)	87.1%	80.7%	640 bps	49.3%	3780 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	12.7%	7.2%	550 bps	-8.1%	2080 bps

* Considers Gafisa only.

1) Cash and cash equivalents and marketable securities

The Company ended 3Q17 with R$593.3 million in total debt maturing in the short term, or 48.7% of the total debt, compared to 62.4% in the conclusion of 2Q17. The longer debt maturity profile, which was again obtained during the quarter, is in line with gafisa’s conservative cash strategy It should be noted, however, that 74.5% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 13.23% per year, or 158.59% of the CDI.

Table 17 – Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until Sep/18	Until Sep/19	Until Sep/20	Until Sep/21
Debentures - FGTS (A)	TR + 10.38%	154,830	154,830	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% / IPCA + 8.22%	127,424	83,841	21,789	21,794	-
Project Financing SFH (C)	TR + 8.30% a 14% / 120%CDI / 129%CDI	753,639	247,416	333,047	165,422	7,754
Working Capital (D)	130%CDI / CDI + 2.5% / CDI + 3% / CDI + 5%	183,379	107,176	47,911	19,043	9,249
Total (A)+(B)+(C)+(D) = (E)		1,219,272	593,263	402,747	206,259	17,003
% of Total Maturity per period			48.7%	33.0%	16.9%	1.4%
Project debt maturing as % of total debt ((A)+ (C))/(G)			67.8%	82.7%	80.2%	45.6%
Corporate debt maturing as % of total debt ((B)+(D)/(E)			32.2%	17.3%	19.8%	54.4%
Ratio Corporate Debt / Mortgage		25.5% / 74.5%

SUBSEQUENT EVENT

On November 09,2017, the Board of Directors approved to call an Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on December 11, 2017, to resolve on the Company’s capital increase up to the total amount of three hundred million Reais (R$300,000,000.00), with the possibility of partial ratification in the case of subscription of at least, two hundred million and ten Reais (R$200,000,010.00), by means of the issue for private subscription of at least 13,333,334  and at most 20,000,000  non-par, registered, book-entry new common shares of the Company, at a price per share of R$ 15.00, based on Article 170, Paragraph 1, item III of Law No. 6.404/76 (“Capital Increase”).

The Capital Increase is part of the Company’s plans to strengthen cash and cash equivalents, reinforce its capital structure in view of its current level of indebtedness, and make viable the Company’s strategic and operational positioning within this new cycle of the Brazilian real estate market.

Wishbone Management, LP, shareholder of the company, jointly with Conifer Capital Management, LLC, and investment funds under management of their affiliates (“Investors”), undertake to subscribe the shares and eventual unsold shares in the context of this Capital Increase, by exercising their preemptive rights in share subscription, so to guarantee that will subscribe, at least, two hundred million Reais R$200,000,000.00, being the total amount to be effectively subscribed contingent on the result of preemptive right exercise and the subscription of unsold shares by other shareholders of the Company. Investors’ subscription commitment is subject to (i) the postponement of the Company’s debts maturity in the amount of, at least, three hundred million Reais R$300,000,000.00, until 2020 and 2021, and (ii) the lack of adverse material effects.

More details on the Capital Increase are available on the call notice and management proposals published today on the Company’s investor relations website (www.gafisa.com.br/ri/) and on the websites of B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br) and of the Comissão de Valores Mobiliários ( www.cvm.gov.br).

São Paulo, August 09, 2017.

Alphaville Urbanismo SA releases its results for the 3rd quarter of 2017

Financial results

In the 3rd quarter of 2017, net revenues were R$ 41 million and the net loss was R$ -191 million.

	3Q17	3Q16	3Q17 vs. 3Q16
Net Revenue	41	165	-75%
Net Profit/Loss	-191	-31	n/a

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Financial Statements

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Net Revenue	160,325	147,253	9%	268,271	-40%	444,117	651,881	-32%
Operating Costs	(167,956)	(161,656)	4%	(267,308)	-37%	(483,318)	(621,378)	-22%
Gross Profit	(7,631)	(14,403)	-47%	963	-892%	(39,201)	30,503	-229%
Gross Margin	-4.8%	-9.8%	502 bps	0.4%	-512 bps	-8.8%	4.7%	-1351 bps
Operating Expenses	(129,829)	(121,817)	7%	(82,568)	57%	(361,644)	(208,936)	73%
Selling Expenses	(22,929)	(21,184)	8%	(24,701)	-7%	(63,169)	(61,692)	2%
General and Administrative Expenses	(21,441)	(19,738)	9%	(27,544)	-22%	(68,548)	(74,070)	-7%
Other Operating Revenue/Expenses	(10,029)	(31,569)	-68%	(14,521)	-31%	(61,304)	(48,054)	28%
Depreciation and Amortization	(8,379)	(8,875)	-6%	(8,180)	2%	(25,962)	(23,332)	11%
Equity Income	(67,051)	(40,451)	66%	(7,622)	780%	(142,661)	(1,788)	7879%
Operational Result	(137,460)	(136,220)	1%	(81,605)	68%	(400,845)	(178,433)	125%
Financial Income	6,604	9,206	-28%	7,479	-12%	23,680	48,493	-51%
Financial Expenses	(27,673)	(42,596)	-35%	(13,390)	107%	(106,699)	(58,591)	82%
Net Income Before taxes on Income	(158,529)	(169,610)	-7%	(87,516)	81%	(483,864)	(188,531)	157%
Deferred Taxes	-	-	0%	-	0%	-	963	-100%
Income Tax and Social Contribution	622	(949)	-166%	(1,076)	-158%	(1,673)	(7,608)	-78%
Net Income After Taxes on Income	(157,907)	(170,559)	-7%	(88,592)	78%	(485,537)	(195,176)	149%
Continued Op. Net Income	(157,907)	(170,559)	-7%	(88,592)	78%	(485,537)	(195,176)	149%
Discontinued Op. Net Income	-	(9,545)	-100%	16,555	-100%	98,175	32,927	198%
Minority Shareholders	(66)	(100)	-34%	585	-111%	(120)	2,039	-106%
Net Income	(157,841)	(180,004)	-12%	(72,622)	117%	(387,242)	(164,288)	136%

Consolidated Balance Sheet

	3Q17	2Q17	Q/Q(%)	3Q16	Y/Y(%)
Current Assets
Cash and cash equivalents	26,626	37,979	-30%	161,340	-83%
Securities	129,372	176,594	-27%	448,558	-71%
Receivables from clients	570,303	602,295	-5%	1,129,351	-50%
Properties for sale	987,657	996,928	-1%	2,118,652	-53%
Other accounts receivable	122,968	105,812	16%	200,529	-39%
Prepaid expenses and other	5,526	5,903	-6%	5,811	-5%
Land for sale	3,270	3,270	0%	74,753	-96%
Subtotal	1,845,722	1,928,781	-4%	4,138,994	-55%

Long-term Assets
Receivables from clients	197,407	208,230	-5%	440,056	-55%
Properties for sale	475,700	582,445	-18%	523,895	-9%
Other	193,076	194,880	-1%	158,146	22%
Subtotal	866,183	985,555	-12%	1,122,097	-23%
Intangible. Property and Equipment	44,613	45,318	-2%	127,527	-65%
Investments	665,813	731,405	-9%	964,700	-31%

Total Assets	3,422,331	3,691,059	-7%	6,353,318	-46%

Current Liabilities
Loans and financing	354,592	654,200	-46%	650,973	-46%
Debentures	238,671	174,242	37%	373,449	-36%
Obligations for purchase of land and advances from customers	170,680	194,787	-12%	369,029	-54%
Material and service suppliers	89,975	73,249	23%	66,018	36%
Taxes and contributions	50,412	46,343	9%	81,677	-38%
Other	335,353	337,235	-1%	423,298	-21%

Subtotal	1,239,683	1,480,056	-16%	1,964,444	-37%

Long-term liabilities
Loans and financings	582,426	391,069	49%	739,092	-21%
Debentures	43,583	107,465	-59%	286,497	-85%
Obligations for Purchase of Land and advances from customers	98,117	71,149	38%	131,149	-25%
Deferred taxes	100,405	100,405	0%	22,173	353%
Provision for Contingencies	72,381	81,515	-11%	139,026	-48%
Other	64,643	80,976	-20%	142,188	-55%
Subtotal	961,555	832,579	15%	1,460,125	-34%

Shareholders’ Equity
Shareholders’ Equity	1,217,086	1,374,347	-11%	2,926,451	-58%
Minority Shareholders	4,007	4,077	-2%	2,298	74%
Subtotal	1,221,093	1,378,424	-11%	2,928,749	-58%
Total Liabilities and Shareholders’ Equity	3,422,331	3,691,059	-7%	6,353,318	-46%

Cash Flow

	3Q17	3Q16	9M17	9M16
Income Before Taxes on Income and Social Contribution	(158,533)	(111,933)	(483,864)	(188,531)
Expenses/Income not affecting working capital	102,356	72,285	287,718	141,473
Depreciation and amortization	8,379	8,180	25,962	23,332
Impairment	-	-	(11,141)	(6,302)
Expense with stock option plan and shares	1,195	2,317	2,898	5,506
Project delay fines	-	(1,393)	-	(1,404)
Unrealized interest and financial	4,240	36,111	46,975	74,899
Equity income	67,051	7,622	142,661	1,788
Disposal of fixed asset	-	319	-	1,501
Provision for guarantee	(4,124)	(1,362)	(7,439)	(9,234)
Provision for lawsuits	14,654	13,278	61,431	44,542
Profit Sharing provision	1,037	6,250	9,394	12,500
Allowance for doubtful accounts and dissolutions	10,068	2,273	17,767	7,871
Income from financial instruments	(144)	(1,310)	(790)	(13,526)
Clients	22,086	53,681	180,528	199,882
Properties held for sale	116,052	69,784	263,519	388
Other accounts receivable	(9,673)	10,285	(9,272)	12,693
Prepaid expenses	377	(832)	(2,978)	(233)
Obligations on land purchase and advances from clients	2,861	(33,384)	(26,900)	(93,326)
Taxes and contributions	4,069	(4,263)	(1,430)	(13,454)
Providers	10,939	(3,862)	10,520	(4,626)
Salaries and payroll charges	(10,701)	1,393	(8,887)	(10,607)
Other liabilities	(6,419)	(84,524)	(35,393)	(122,457)
Related party transactions	(13,203)	58,512	(22,906)	84,337
Taxes paid	622	(1,076)	(1,673)	(6,645)
Cash provided by/used in operating activities /discontinued operation	-	40,324	51,959	94,393
Net cash from operating activities	60,833	66,390	200,941	93,287
Investment activities
Purchase of fixed and intangible asset	(7,674)	(16,080)	(18,370)	(30,449)
Capital contribution in subsidiaries	853	(2,628)	1,294	(15,267)
Redemption of financial investment	163,743	352,339	851,218	1,202,191
Funding financial investments	(116,521)	(344,004)	(756,944)	(1,039,966)
Cash provided by/used in investment activities / discontinued operation	-	6,205	48,663	12,076
Discontinued operation transaction costs	-	-	(9,545)	-
Receivable from exercise of preemptive rights Tenda	-	-	219,510	-
Net cash from investment activities	40,401	(4,168)	335,826	128,585
Financing activities
Related party contributions	-	768	(1,237)	(1,752)
Addition of loans and financing	69,523	207,009	255,805	515,891
Amortization of loans and financing	(181,467)	(198,121)	(721,076)	(642,640)
Share buyback	-	(498)	-	(8,693)
Result from the sale of treasury shares	-	(2,140)	-	(2,140)
Assignment of credit receivables, net	-	12,019	21,513	53,828
Loan operations with related parties	(643)	(1,918)	5,625	7,530
Sale of treasury shares	-	2,144	317	2,149
Cash provided by/used in financing activities/ discontinued operation	-	(77,882)	24,089	(67,345)
Net cash from financing activities	(112,587)	(58,619)	(414,964)	(143,172)
Net cash variation/discontinued operation	-	-	(124,711)	-
Increase (decrease) in cash and cash equivalents	(11,353)	3,603	(2,908)	78,700
Opening balance of cash and cash equivalents	37,979	157,737	29,534	82,640
Closing balance of cash and cash equivalentes	26,626	161,340	26,626	161,340
Increase (decrease) in cash and cash equivalents	(11,353)	3,603	(2,908)	78,700

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 – Brasil, Bolsa, Balcão  (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

IR Contacts
Carlos Calheiros
Fernando Campos
Luiz Felipe R. Murat
Telephone: +55 11 3025-9242/9651
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ri

Media Relations
Máquina Cohn & Wolfe
Lívia Hormigo / Guilherme Justo
Telephone: +55 11 3147-7414 /
3147-7438
E-mail: gafisa@grupomaquina.com

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

 1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies that share similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa) and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”), or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On December 14, 2016, the Company disclosed a material fact informing about the signature of the stock sale and purchase agreement with Jaguar Real Estate Partners LP (“Jaguar”) for disposal of up to 30% of the shares issued by Tenda, for the price of R$ 8.13 per share, with a total estimate of R$539,020 for paying-in Tenda’s capital. The completion of the transaction was subject to the verification of certain conditions precedent, of which the following are worth noting: (i) decrease in the capital stock of the Company, by refunding its shareholders for the shares corresponding to 50% of the capital stock of Tenda; and (ii) the completion of the procedure related to the exercise by Gafisa’s shareholders of the preemptive right to acquire 50% of Tenda’s shares.

The deadline for creditors objecting the capital decrease was April 22, 2017, and no objection was made, so the decrease was made by delivering to the Company’s shareholders, as refund for the decreased capital, one common share of Tenda to each common share of Gafisa they owned, not including treasury shares. In relation to the preemptive right, the shareholders acquired the totality of shares made available, no share remaining for Jaguar. Accordingly, the shares representing 50% of Tenda’s capital were delivered to the shareholders who exercised the preemptive right, and the agreement that had been entered into with Jaguar was terminated.

The Company also obtained, during this period, all contractual authorizations required for carrying out the transaction. With this, the spin-off between Gafisa and Tenda was completed on May 4, 2017, with the effective delivery of the totality of the shares representing Tenda’s capital in the respective capital reduction and preemptive right processes. The inflow of funds from the Preemptive Rights, as well as the amount receivable from the refund of Tenda’s capital will contribute to improve the liquidity condition and capital structure of the Company.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On November 09, 2017, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2016. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2016.

The individual quarterly information, identified as “Company”, has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncement Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated quarterly information.

The consolidated quarterly information of the Company has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the CVM, and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, rewards and control over the real estate units sold.

The individual quarterly information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the individual quarterly information of the Company. In view of the fact that there is no difference between the Company’s and the Consolidated equity and profit or loss, the Company opted for presenting the accompanying individual and consolidated information in only one set.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

The quarterly information has been prepared on a going concern basis. Management periodically makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2016.

2.1.1.    Consolidated quarterly information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2016.

2.1.2.    Statement of Cash Flows

In view of the disclosure of the discontinued operations related to Tenda, and in line with CPCs 03 – Statement of Cash Flows and CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, the information on operating, financing and investing activities related to discontinued operations are presented in separated lines in the Statement of Cash Flows of the Company for the periods ended September 30, 2017 and 2016 (restated). Accordingly, the line item "Foreign Exchange Gains and Losses on Cash and Cash Equivalents", shown in the Statement of Cash Flows for the period ended September 30, 2017, refers to the net increase (decrease) in cash and cash equivalents of asset held for sale and is being presented in this line item as it is impossible to change the line item’s name in this Quarterly Information Form.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies --Continued

2.2.    Restatement of Quarterly Information as of September 30, 2016

As required by the CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, for comparability purposes, the information of the statements of profit or loss and value added as of September 30, 2016 is being presented on the same basis of the current period, and its retrospective effects are shown below. The statements of cash flow were restated to segregate into continued and discontinued operations (Note 2.1.2), without showing, however, the changes in the total amounts of operating, investing and financing activities.

	Company			Consolidated
	Balances originally reported as of 09/30/2016	Impact of the adoption of CPC 31	Balances after the adoption of CPC 31	Balances originally reported as of 09/30/2016	Impact of the adoption of CPC 31 (a)	Balances after the adoption of CPC 31
Statement of profit or loss
Net operating revenue	472,272	-	472,272	1,417,685	(765,804)	651,881
Operating costs	(465,347)	-	(465,347)	(1,160,100)	538,722	(621,378)
Operating (expenses) income	(180,545)	-	(180,545)	(376,484)	169,336	(207,148)
Income from equity method investments	24,004	(36,461)	(12,457)	(1,776)	(12)	(1,788)
Financial income (expenses)	(14,672)	-	(14,672)	(21,895)	11,797	(10,098)
Income tax and social contribution	-	-	-	(19,679)	13,034	(6,645)
Non-controlling interests	-	-	-	2,039	-	2,039
Profit or loss of discontinued operations (Note 8.2)	-	36,461	36,461	-	32,927	32,927
Net (loss) income for the period	(164,288)	-	(164,288)	(164,288)	-	(164,288)

Statement of value added
Net value added produced by the entity	65,148	36,461	101,609	335,089	(205,809)	129,280
Value added received on transfer	65,409	(36,461)	28,948	70,583	(23,877)	46,706
Total value added to be distributed	130,557	-	130,557	405,672	(229,686)	175,986

(a)     Amounts after elimination of consolidation items.

3.    New standards, changes and interpretation of standards issued and not yet adopted

There is no standard, change to standard or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from its adoption on its quarterly information, besides those already disclosed in Note 3 to the individual and consolidated financial statements as of December 31, 2016.

Accordingly, the other explanations related to this note were not subject to material changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Cash and banks	4,324	19,811	26,626	29,534
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	4,324	19,811	26,626	29,534

          The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 4.1 to the financial statements as of December 31, 2016.

4.2.    Short-term investments

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Fixed-income funds	20,657	95,672	28,750	123,868
Government bonds (LFT)	630	3,762	1,368	6,018
Corporate securities (LF/DPGE)	-	19,845	-	31,742
Securities purchased under resale agreements (a)	966	11,600	1,416	11,935
Bank certificates of deposit (b)	28,430	17,332	31,009	27,834
Restricted cash in guarantee to loans	45,721	10,669	45,721	10,669
Restricted credits	12,952	4,682	21,108	11,580
Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	109,356	163,562	129,372	223,646

(a)   As of September 30, 2017, the securities purchased under resale agreement include interest earned from 100.5% of Interbank Deposit Certificates (CDI) (from 75% to 101.5% of CDI in 2016). All investments are carried out with what management considers to be top tier financial institutions.

(b)   As of September 30, 2017, the Bank Certificates of Deposit (CDBs) include interest earned ranging from 90% to 100% of Interbank Deposit Certificates (CDI) (from 90% to 100.8% of CDI in 2016).

          The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.         Trade accounts receivable of development and services

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Real estate development and sales	625,950	769,743	806,767	1,019,359
( - ) Allowance for doubtful accounts	(37,082)	(19,315)	(37,082)	(19,315)
( - ) Present value adjustments	(16,285)	(21,235)	(18,255)	(26,816)
Services and construction and other receivables	15,528	20,414	16,280	20,734
Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	588,111	749,607	767,710	993,962

Current	423,165	524,337	570,303	722,640
Non-current	164,946	225,270	197,407	271,322

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Past due:
Up to 90 days	47,396	46,235	61,000	64,830
From 91 to 180 days	26,133	41,705	28,968	45,442
Over 180 days	94,698	73,652	118,303	93,265
	168,227	161,592	208,271	203,537

Maturities:
2017	97,088	383,477	173,701	544,292
2018	210,186	94,231	242,664	111,007
2019	90,179	97,079	110,686	120,367
2020	68,721	41,775	78,906	45,552
2021 onwards	7,077	12,003	8,819	15,338
	473,251	628,565	614,776	836,556

( - ) Present value adjustment	(16,285)	(21,235)	(18,255)	(26,816)
( - ) Allowance for doubtful accounts	(37,082)	(19,315)	(37,082)	(19,315)
	588,111	749,607	767,710	993,962

The change in the allowance for doubtful accounts for the period ended September 30, 2017, is as follows:

Company and Consolidated
09/30/2017

Balance at December 31, 2016	(19,315)
Additions (Note 22)	(18,107)
Write-offs / Reversals (Note 22)	340
Balance at September 30, 2017	(37,082)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

In the period ended September 30, 2017, the Company entered into the following Real Estate Receivables Agreement (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio, discounted to its present value, is classified into the line item “Obligations assumed on assignment of receivables” (Note 14).

Transaction date	Assigned accounting portfolio	Portfolio discounted to present value	Transaction balance at September 30, 2017 (Note 14)
			Company	Consolidated

03/29/2017	23,748	22,993	16,684	16,819

In the transaction above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the conditional sale to the securitization company.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2016.

6.    Properties for sale

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Land	590,571	667,805	760,740	823,516
( - ) Provision for loss on realization of land	(43,505)	(43,505)	(43,505)	(43,505)
( - ) Provision for loss on realization of inventory surplus	-	-	(62,343)	(62,343)
( - ) Present value adjustment	(8,010)	(8,089)	(8,267)	(8,781)
Property under construction (Note 29)	348,059	328,783	454,767	509,049
Completed units	370,720	520,246	410,487	557,426
( - ) Provision for loss on realization of properties under construction and completed units	(48,522)	(59,663)	(48,522)	(59,663)
Total properties for sale	1,209,313	1,405,577	1,463,357	1,715,699

Current portion	838,155	870,201	987,657	1,122,724
Non-current portion	371,158	535,376	475,700	592,975

In the period ended  September 30, 2017, the change in the provision for loss on realization of properties for sale is summarized as follows:

	Company	Consolidated

Balance at December 31, 2016	(103,168)	(165,511)
Write-offs / Reversals	11,141	11,141
Balance at September 30, 2017	(92,027)	(154,370)

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 6 to the financial statements as of December 31, 2016.

7.    Other assets

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Advances to suppliers	2,415	1,758	3,079	2,567
Recoverable taxes (IRRF, PIS, COFINS, among other)	29,643	15,708	37,362	25,901
Judicial deposit (Note 16)	82,424	78,172	85,120	79,785
Refund of capital receivable from Tenda (Note 20.i.d, 20.ii.a and 31)	103,907	100,000	103,907	-
Total other assets	218,389	195,638	229,468	108,253

Current portion	48,958	39,280	57,120	49,336
Non-current portion	169,431	156,358	172,348	58,917

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company and Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2016	12,236	(8,930)	3,306
Reversals / Write-offs	(36)	-	(36)
Balance at September 30, 2017	12,200	(8,930)	3,270

8.2 Disposal group held for sale and profit or loss of discontinued operations

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Investment portion	-	1,049,125	-	-
Impairment loss (i)	-	(610,105)	-	(610,105)
Assets held for sale (ii)	-	-	-	1,799,116
Total assets held for sale	-	439,020	-	1,189,011
Refund of capital receivable (Note 7)	-	100,000	-	-
Total	-	539,020	-	1,189,011

Liabilities related to the assets of discontinued operations (ii)	-	-	-	651,812

	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Reversal of impairment loss (i)	215,440	-	215,440	-
Portion related to payable for sale of shares (iii)	(107,720)	-	(107,720)	-
Transaction costs	(9,545)	-	(9,545)	-
Impairment loss on Tenda’s profit or loss	(22,780)	-	(22,780)	-
Tenda’s profit or loss for the period ended May 4, 2017(ii)	22,780	36,461	22,780	32,927
Profit or loss of discontinued operations	98,175	36,461	98,175	32,927

(i) The measurement of non-current assets held for sale at the lower of the carrying value and the fair value less cost to sell. For the period ended May 4, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12 (R$8.13 per share as of December 31, 2016, according to the agreement).

(ii) Amounts of assets held for sale, liabilities related to assets held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions.

(iii) Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 4, 2017, reflected in the profit or loss of discontinued operations, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

For the period ended May 4, 2017, the Company carried out the remeasurement of the fair value of the disposal group held for sale, related to Construtora Tenda S.A., considering the weighted average value per share for exercising preemptive rights traded over the period between March 17 and 31, 2017, as measurement basis, leading to the price of R$12.12 per share, and, accordingly, valuing Construtora Tenda S.A. at R$754,460 (R$539,020 in 2016).

The remeasurement of the fair value of the disposal group held for sale is required by CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, with changes recognized in gains or losses on discontinued operations, as well as by ICPC 07 – Distributions of Non-cash Assets to Owners, requires the adjustment of non-cash dividends related to the capital decrease at fair value until its settlement, with changes recognized in equity, as mentioned in Note 18.1.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale --Continued

8.2 Disposal group held for sale and profit or loss of discontinued operations --Continued

For purposes of compliance with paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company shows below the main classes of assets and liabilities classified as held for sale of the subsidiary Tenda as of December 31, 2016, after eliminations of consolidation items, demonstrated as follows:

Assets	12/31/2016	12/31/2016	Liabilities	12/31/2016	12/31/2016
Current assets			Current liabilities
Cash and cash equivalents	28,414	28.414	Loans and financing	41,333	41.333
Short-term investments	195,073	195.073	Payables for purchase of properties and advance from customers	131,280	131.280
Trade accounts receivable	250,474	250.474
Properties for sale	563,576	563.576	Other payables	150,663	150.663
Land for sale	75,227	75.227
Other current assets	104,606	104.606
Total current assets	1,217,370	1.217.370	Total current liabilities	323,276	323.276
Non-current			Non-current liabilities
Trade accounts receivable	176,673	176.673	Loans and financing	93,661	93.661
Properties for sale	211,711	211.711	Payables for purchase of properties and advance from customers	104,343	104.343
Other non-current assets	60,556	60.556
Investments	84,798	84.798	Provisions for legal claims	44,951	44.951
Property and equity and intangible assets	48,008	48.008	Other payables	85,581	85.581
Total non-current assets	581,746	581.746	Total non-current liabilities	328,536	328.536

Total assets	1,799,116	1.799.116	Total liabilities	651,812	651.812

The main lines of the statements of profit or loss and cash flows of the subsidiary Tenda are as follows:

Statement of profit or loss	05/04/2017	09/30/2016	Cash flow	05/04/2017	09/30/2016

Net operating revenue	404,737	765,804	Operating activities	51,959	94,393
Operating costs	(269,144)	(538,722)	Investing activities	48,663	12,076
Operating expenses, net	(104,310)	(160,217)	Financing activities	24,089	(67,345)
Depreciation and amortization	(5,723)	(9,119)
Income from equity method investments	269	12
Financial income (expenses)	101	(14,520)
Income tax and social contribution	(4,519)	(13,034)
	21,411	30,204
Non-controlling interests	(1,369)	(6,257)
Net income for the year	22,780	36,461

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 8 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)      Ownership interest

(a)     Information on subsidiaries, jointly-controlled investees and associates

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		09/30/2017	12/31/2016	09/30/2017	09/30/2017	09/30/2017	12/31/2016	09/30/2017	09/30/2016	09/30/2017	12/31/2016	09/30/2017	09/30/2016	09/30/2017	12/31/2016	09/30/2017	09/30/2016

Gafisa SPE 26 Ltda.	-	100%	100%	167,277	5,344	161,933	166,487	(4,555)	(343)	161,933	166,487	(4,555)	(343)	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	95,526	22,953	72,574	82,572	(9,998)	4,890	72,574	82,572	(9,998)	4,890	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	66,734	4,398	62,337	62,511	(174)	(17,254)	62,337	62,511	(174)	(17,254)	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	93,228	32,482	60,746	57,379	3,367	8,596	60,746	57,379	3,367	8,596	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	99,822	48,318	51,504	49,632	1,872	9,269	51,504	49,632	1,872	9,269	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	61,127	9,912	51,214	52,713	2	(2,939)	51,214	52,713	2	(2,939)	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	46,842	703	46,139	46,413	(274)	786	46,139	46,413	(274)	786	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	48,464	2,478	45,987	45,849	137	(484)	45,987	45,849	137	(484)	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	46,167	1,816	44,350	44,968	(617)	(1,682)	44,350	44,968	(617)	(1,682)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	44,309	448	43,861	43,832	29	(70)	43,861	43,832	29	(70)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	41,270	1,053	40,217	40,178	40	(781)	40,217	40,178	40	(781)	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	191,600	152,890	38,710	30,945	5,701	628	38,710	30,945	5,701	628	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	38,106	634	37,472	37,520	(48)	903	37,472	37,520	(48)	903	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda.	-	100%	100%	36,096	70	36,026	35,949	-	-	36,026	35,949	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda.	-	100%	100%	45,744	12,608	33,136	34,746	(1,610)	(185)	33,136	34,746	(1,610)	(185)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,523	-	29,523	29,529	(6)	84	29,523	29,529	(6)	84	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	51,753	22,777	28,976	20,709	3,170	429	28,976	20,709	3,170	429	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	29,221	1,737	27,484	29,539	(2,054)	5,987	27,484	29,539	(2,054)	5,987	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,584	16	26,568	26,568	-	93	26,568	26,568	-	93	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	38,323	14,196	24,127	10,856	(1,283)	(311)	24,127	10,856	(1,283)	(311)	-	-	-	-
Verdes Pracas Inc. Imob. ltda.	-	100%	100%	26,133	3,715	22,417	25,929	(3,511)	(273)	22,417	25,929	(3,511)	(273)	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	21,933	102	21,831	21,834	(3)	(42)	21,831	21,834	(3)	(42)	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	19,736	183	19,553	20,373	(820)	118	19,553	20,373	(820)	118	-	-	-	-
Manhattan Square Em. Im. Com.02 Ltda	-	100%	100%	17,959	1	17,958	17,958	-	-	17,958	17,958	-	-	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,744	223	17,521	17,912	(392)	160	17,521	17,912	(392)	160	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,288	12,543	16,744	16,068	676	(1,138)	16,744	16,068	676	(1,138)	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	16,497	217	16,281	16,358	(77)	152	16,281	16,358	(77)	152	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,775	113	15,662	15,645	17	155	15,662	15,645	17	155	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,611	6	15,605	15,606	(1)	(17)	15,605	15,606	(1)	(17)	-	-	-	-
Diodon Participações Ltda.	-	100%	100%	15,139	245	14,894	14,914	(20)	10	14,894	14,914	(20)	10	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	13,564	1	13,563	13,559	4	(168)	13,563	13,559	4	(168)	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,833	308	12,525	13,763	(1,238)	(96)	12,525	13,763	(1,238)	(96)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	11,363	335	11,028	11,716	(688)	102	11,028	11,716	(688)	102	-	-	-	-
Blue I SPE - Plan., Pr., Inc. e Venda Ltda	-	100%	100%	10,952	4	10,948	10,969	(21)	(83)	10,948	10,969	(21)	(83)	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,247	374	8,874	8,930	(56)	85	8,874	8,930	(56)	85	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	9,657	1,269	8,389	8,718	(329)	(230)	8,389	8,718	(329)	(230)	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,956	-	7,956	7,954	1	(6)	7,956	7,954	1	(6)	-	-	-	-
Gafisa SPE 77 Emp. Imob. Ltda.	-	65%	65%	19,395	7,949	11,447	11,282	164	5,076	7,440	7,334	107	3,390	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	7,198	78	7,120	7,155	(35)	(32)	7,120	7,155	(35)	(32)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,165	498	6,667	6,752	(85)	40	6,667	6,752	(85)	40	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	19,015	12,386	6,629	11,969	(6,373)	(3,243)	6,629	11,969	(6,373)	(3,243)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	8,873	2,402	6,471	6,472	(1)	(1)	6,471	6,472	(1)	(1)	-	-	-	-
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	5,581	495	5,086	5,254	(168)	(121)	5,086	5,254	(168)	(121)	-	-	-	-
OCPC01 Adjustment – capitalized	(a)			-	-	-	-	-	-	28,858	34,111	(5,254)	570	-	-	-	-
Other (*)				50,320	9,962	40,355	40,177	186	(729)	40,368	45,972	175	(715)	-	-	-	-
Subtotal Subsidiaries				1,686,650	388,242	1,298,408	1,296,162	(19,071)	7,335	1,323,272	1,332,120	(24,393)	6,233	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.      Investments in subsidiaries and jointly controlled investees --Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries, jointly-controlled investees and associates --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Jointly-controlled investees:		09/30/2017	12/31/2016	09/30/2017	09/30/2017	09/30/2017	12/31/2016	09/30/2017	09/30/2016	09/30/2017	12/31/2016	09/30/2017	09/30/2016	09/30/2017	12/31/2016	09/30/2017	09/30/2016

Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	138,595	25,860	112,736	120,794	(8,058)	22,342	56,368	60,397	(4,029)	11,171	56,368	60,397	(4,029)	11,171
Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	32,783	425	32,358	32,151	2	5	25,886	25,721	2	4	25,886	25,721	2	4
Parque Arvores Empr. Imob. Ltda.	-	50%	50%	32,103	3,263	28,840	26,616	2,225	922	14,420	13,308	1,112	467	14,420	13,308	1,112	467
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	31,281	3,075	28,206	38,185	(9,979)	3,934	14,103	19,092	(4,989)	1,967	14,103	19,092	(4,989)	1,967
Varandas Grand Park Emp. Im. Spe Ltda	-	50%	50%	73,592	51,703	21,888	25,826	(3,938)	(750)	10,944	12,913	(1,969)	101	10,944	12,913	(1,969)	101
Fit 13 SPE Emp. Imob Ltda.	-	50%	50%	23,304	2,415	20,889	20,892	(2)	(13,604)	10,446	10,446	(1)	(6,802)	10,446	10,446	(1)	283
Atins Emp. Imob. Ltda.	-	50%	50%	26,602	8,176	18,426	18,201	225	(836)	9,213	9,101	112	(418)	9,213	9,101	112	(418)
Performance Gafisa General Severiano Ltda	-	50%	50%	27,367	16,450	10,916	10,802	(17)	(1)	5,458	5,401	(9)	-	5,458	5,401	(9)	-
Gafisa SPE-113 Emp. Imob. Ltda.	-	60%	60%	50,053	41,694	8,359	9,438	(3,892)	(9,375)	5,015	5,663	(2,335)	(5,625)	5,015	5,663	(2,335)	(5,625)
Other (*)	(b)-			128,965	58,114	70,852	83,439	(6,443)	(3,226)	27,624	32,877	(2,854)	(279)	38,005	44,245	(4,100)	371
Subtotal Jointly-controlled investees				564,645	211,175	353,470	386,344	(29,877)	(589)	179,477	194,919	(14,960)	586	189,858	206,287	(16,206)	8,321

Associates:
Alphaville Urbanismo S.A.	-	30%	30%	2,427,475	2,218,910	208,565	596,620	(414,288)	(34,100)	62,569	178,986	(124,286)	(10,230)	62,569	178,986	(124,286)	(10,230)
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	17,163	3,290	13,873	16,332	(2,615)	(696)	6,937	8,166	(1,308)	(348)	6,937	8,166	(1,308)	-
Other (*)				1,301	108	1,193	1,185	7	33	533	527	16	18	5,120	5,143	(21)	13
Indirect jointly-controlled investees Gafisa				2,445,939	2,222,308	223,631	614,137	(416,896)	(34,763)	70,039	187,679	(125,578)	(10,560)	74,626	192,295	(125,615)	(10,217)

Subtotal subsidiaries, jointly-controlled investees and associates				4,697,234	2,821,725	1,875,509	2,296,643	(465,844)	(28,017)	1,572,788	1,714,718	(164,931)	(3,741)	264,484	398,582	(141,821)	(1,896)

Goodwill on acquisition of associates	-									25,476	25,476	-	-	25,476	25,476	-	-
Goodwill based on inventory surplus	-									462	462	-	-	-	-	-	-
Goodwill from remeasurement of investment in associate	(c)									375,853	375,853	-	-	375,853	375,853	-	-

Total investments										1,974,579	2,116,509	(164,931)	(3,741)	665,813	799,911	(141,821)	(1,896)
(*) Includes companies with investment balances below R$5,000.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees --Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries, jointly-controlled investees and associates --Continued

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees	09/30/2017	12/31/2016	09/30/2017	09/30/2017	09/30/2017	12/31/2016	09/30/2017	09/30/2016	09/30/2017	12/31/2016	09/30/2017	09/30/2016	09/30/2017	12/31/2016	09/30/2017	09/30/2016
Provision for net capital deficiency (d):
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	9,521	13,281	(3,761)	5,795	(9,556)	(8,390)	(3,761)	5,795	(9,555)	(8,390)	-	-	-	-
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	-	345	(344)	(270)	(344)	(218)	(344)	(270)	(344)	(218)	-	-	-	-
Manhattan Square Em. Im. Com. 01 Ltda	50%	50%	6,046	7,247	(1,201)	-	(1,894)	-	(600)	-	(947)	-	(600)	-	(947)	-
Other (*)			2	13	(11)	(73)	(18)	(106)	(26)	(5,868)	(83)	(108)	-	-	107	108
Total provision for net capital deficiency			15,569	20,886	(5,317)	5,452	(11,812)	(8,714)	(4,731)	(343)	(10,929)	(8,716)	(600)	-	(840)	108

Total Income from equity method investments											(175,860)	(12,457)			(142,661)	(1,788)

(*)Includes companies with investment balances below R$5,000.

(a)    Financial charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded expense of R$142 in Income from equity method investments for the period ended September 30, 2017 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity.

(d)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(b)    Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Cash and cash equivalents	Not available	171,136	3,868	48,879	43,254	59,495	356	597
Current assets	Not available	1,286,613	1,573,476	2,356,997	514,851	664,653	18,464	20,311
Non-current assets	Not available	1,321,381	113,174	125,872	49,794	60,002	-	-
Current liabilities	Not available	607,508	299,194	1,021,702	158,106	216,629	3,398	2,794
Non-current liabilities	Not available	1,403,866	89,048	165,059	53,069	121,682	-	-

	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Net revenue	153,051	389,702	127,099	188,526	16,003	76,839	(2,784)	(660)
Depreciation and Amortization	Not available	Not available	(390)	(924)	(621)	(6)	-	-
Financial income (expenses)	Not available	Not available	(4,131)	1,747	(6,209)	(2,495)	6	11
Income tax and social contribution	Not available	Not available	(3,413)	(4,675)	(520)	(1,919)	(21)	(8)
Profit (loss) from Continued Operations	(414,288)	(34,100)	(19,071)	7,335	(29,877)	(589)	(2,608)	(663)

(c)     Change in investments

	Company	Consolidated

Balance at December 31, 2016	2,116,509	799,911
Income from equity method investments	(168,249)	(141,821)
Capital contribution (decrease)	30,997	8,053
Transfer of investments with net capital deficiency	(3,318)	-
Dividends receivable	-	(123)
Usufruct of shares (Note 15)	(1,500)	-
Other investments	140	(207)
Balance at September 30, 2017	1,974,579	665,813

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2016	Addition	Write-off	100% depreciated items	09/30/2017	12/31/2016	Addition	Write-off	100% depreciated items	09/30/2017
Cost
Hardware	13,111	2,936	(4,888)	(656)	10,503	13,140	3,072	(4,888)	(656)	10,668
Leasehold improvements and installations	6,261	2,339	(3,468)	-	5,132	6,558	2,383	(3,468)	(236)	5,237
Furniture and fixtures	675	-	-	-	675	978	-	-	(71)	907
Machinery and equipment	2,640	-	-	-	2,640	2,639	1	-	-	2,640
Sales stands	12,527	5,824	(4,973)	(1,736)	11,642	15,974	7,210	(4,973)	(1,736)	16,475
	35,214	11,099	(13,329)	(2,392)	30,592	39,289	12,666	(13,329)	(2,699)	35,927

Accumulated depreciation
Hardware	(5,516)	(2,248)	4,888	656	(2,220)	(5,481)	(2,283)	4,888	656	(2,220)
Leasehold improvements and installations	(2,903)	(579)	1,982	-	(1,500)	(3,128)	(629)	1,982	236	(1,539)
Furniture and fixtures	(350)	(52)	-	-	(402)	(612)	(70)	-	71	(611)
Machinery and equipment	(1,608)	(198)	-	-	(1,806)	(1,608)	(198)	-	-	(1,806)
Sales stands	(3,117)	(6,701)	4,959	1,736	(3,123)	(4,483)	(7,092)	4,959	1,736	(4,880)
	(13,494)	(9,778)	11,829	2,392	(9,051)	(15,312)	(10,272)	11,829	2,699	(11,056)

Total property and equipment	21,720	1,321	(1,500)	-	21,541	23,977	2,394	(1,500)	-	24,871

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2016.

11.  Intangible assets

		Company
	12/31/2016	Addition	Write-down / amortization	100% amortized items	09/30/2017

Software – Cost	65,290	4,885	-	(29,195)	40,980
Software – Amortization	(42,820)	-	(8,519)	29,195	(22,144)
Other	5,308	1,732	(7,040)	-	-
Total intangible assets	27,778	6,617	(15,559)	-	18,836

		Consolidated
	12/31/2016	Addition	Write-down / amortization	100% amortized items	09/30/2017

Software – Cost	66,023	5,471	-	(29,201)	42,293
Software – Amortization	(43,102)	-	(8,650)	29,201	(22,551)
Other	5,307	1,733	(7,040)	-	-
Total intangible assets	28,228	7,204	(15,690)	-	19,742

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	09/30/2017	12/31/2016	09/30/2017	12/31/2016

National Housing System - SFH /SFI	December 2017 to April 2021	8.30% to14.00% + TR 12.87% and 137% of CDI	618,471	842,678	753,639	1,022,038
Certificate of Bank Credit - CCB	May 2019 to March 2021	130% of CDI 2.5%/ 3%/ 5%+CDI	183,379	164,252	183,379	164,262
Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			801,850	1,006,930	937,018	1,186,300

Current portion			245,162	574,733	302,592	604,795
Current portion – reclassification for non-fulfillment of covenant			52,000	65,000	52,000	65,000
Current portion			297,162	639,733	354,592	669,795
Non-current portion			504,688	367,197	582,426	516,505

(i)   In the period ended September 30, 2017, the Company made payments in the total amount of R$59,936, of which R$25,536 related to principal and R$34,400 related to the interest due. Additionally, the Company entered into two CCB transactions in the total amount of R$59,000, with final maturities in October 2019 and March 2021.

The maturities of current and non-current installments are as follows:

	Company		Consolidated
Maturity	09/30/2017	12/31/2016	09/30/2017	12/31/2016

2017	19,555	639,733	22,746	669,795
2018	399,427	354,770	460,431	422,523
2019	264,295	10,937	307,052	59,763
2020	109,249	1,490	133,166	27,126
2021 onwards	9,324	-	13,623	7,093
	801,850	1,006,930	937,018	1,186,300

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debts, and may require the acceleration or refinancing of loans if the Company does not fulfill such covenants. The ratios and minimum and maximum amounts required under such restrictive covenants as of  September 30, 2017 and December 31, 2016 are disclosed in Note 13. In view of the breach of the covenants of an CCB transaction, in relation to which a waiver from the creditor is currently under negotiation, the non-current portions of this transactions were reclassified into short term in the amount of R$52,000.

The following table shows the summary of financial expenses and charges and the capitalized rate in the line item “properties for sale”.

	Company		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Total financial charges for the period	117,416	164,642	135,698	186,442
Capitalized financial charges	(29,071)	(133,607)	(56,225)	(160,060)
Subtotal (Note 24)	88,345	31,035	79,473	26,382

Financial charges included in “Properties for sale”:

Opening balance	329,651	287,806	343,231	299,649
Capitalized financial charges (Note 31)	29,071	133,607	56,225	160,060
Charges recognized in profit or loss (Note 23)	(61,997)	(94,005)	(91,117)	(118,019)
Closing balance	296,725	327,408	308,339	341,690

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$971,831.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	09/30/2017	12/31/2016

Seventh placement (i)	150,000	TR + 9.92%	December 2017	154,830	302,363
Ninth placement (ii)	58,766	CDI + 2.80%	July 2018	58,410	79,693
Tenth placement (iii)	55,000	IPCA + 8.22	January 2020	69,014	69,212

Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				282,254	451,268

Current portion				238,671	314,139
Non-Current portion				43,583	137,129

In the period ended September 30, 2017, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	150,000	17,141	167,141
(ii)	21,626	6,719	28,345
(iii)	-	5,313	5,313
	171,626	29,173	200,799

The maturities of current and non-current installments are as follows:

	Company and Consolidated
Maturity	09/30/2017	12/31/2016

2017	154,643	314,139
2018	84,028	94,316
2019	21,789	21,404
2020	21,794	21,409
	282,254	451,268

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

As of September 30, 2017, the Company exceeded the amount established in a restrictive covenant, as shown below, and entered into negotiation with the creditor to obtain a waiver for breaching the net debt for this period. For the year ended December 31, 2016. The Company obtained the waiver from the creditor. The Company analyzed the other debt agreements, and did not identify any impacts on the cross-covenants in relation to such breach. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	09/30/2017	12/31/2016
Seventh placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	18.66 times	53.98 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	12.68%	3.11%
Total accounts receivable plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.93 time	2.15 times

Ninth placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt	2.72 times	2.34 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	87.08%	71.71%

Tenth placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt less venture debt(3)	18.66 times	53.98 times
Total debt less venture debt(3)), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	12.68%	3.11%

Loans and financing
Net debt cannot exceed 70% of equity plus noncontrolling interests (a)	87.08%	71.71%
Total accounts receivable(2) plus inventory required to be below zero or 2.0 times over venture debt(3)	3.18 times	2.44 times
Total account receivable 2) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt (3)	11.77 times	33.62 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	12.68%	3.11%

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet.

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(a)   Covenant limit of 85% between the period ended June 30, 2017 and the year ended December 31, 2017 according to the waiver obtained from the creditor.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables are as follows:

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Obligation CCI - June /2011	731	1,208	1,451	2,148
Obligation CCI - December /2011	1,049	1,405	1,065	1,471
Obligation CCI - July/2012	31	68	31	68
Obligation CCI - November /2012	-	-	2,836	4,651
Obligation CCI - December/2012	4,039	5,402	4,039	5,402
Obligation CCI - November/2013	1,403	1,666	3,528	4,307
Obligation CCI - November /2014	2,010	2,530	3,535	4,344
Obligation CCI - December /2015	5,475	8,005	11,939	15,988
Obligation CCI - March/2016	11,665	16,091	12,601	17,178
Obligation CCI - May/2016	8,725	11,481	10,882	14,407
Obligation CCI - August /2016	8,130	9,164	8,191	9,164
Obligation CCI - December /2016	14,968	18,343	15,488	18,948
Obligation CCI - March/2017 (Note 5)	16,684	-	16,819	-
Obligation FIDC	47	450	181	954
Total obligations assumed on assignment of receivables (Note 20.ii.a)	74,957	75,813	92,586	99,030

Current portion	26,123	24,907	33,707	34,698
Non-current potion	48,834	50,906	58,879	64,332

Current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	09/30/2017	12/31/2016	09/30/2017	12/31/2016

2017	6,209	24,907	10,369	34,698
2018	21,656	36,185	26,296	40,932
2019	14,689	13,845	18,076	20,000
2020	12,160	876	14,581	3,400
2021 onwards	20,243	-	23,264	-
	74,957	75,813	92,586	99,030

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2016.

15.  Other payables

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Cancelled contract payable	38,720	13,347	54,995	26,255
Warranty provision	22,129	29,568	22,129	29,568
PIS and COFINS in long term (deferred and payable)	4,504	6,282	5,263	8,739
Provision for net capital deficiency (Note 9 (d))	4,731	343	600	-
Long-term suppliers (Note 20.i.d)	2,762	2,274	3,711	4,046
Payables to venture partners (Note 20.ii a and 20.iii) (a)	-	1,140	-	1,237
Share-based payment - Phantom Shares (Note 18.3)	2,576	2,596	2,576	2,596
Other liabilities	3,948	8,328	3,986	8,982

Total other payables	79,370	63,878	93,260	81,423

Current portion	71,446	50,660	87,496	69,921
Non-current portion	7,924	13,218	5,764	11,502

(a)     In the period ended September 30, 2017, the Company settled this transaction, and the total amount of dividends paid to partners that held preferred shares through SPE-89 Empreendimentos Imobiliários S.A was R$1,500 (Note 9(c)).

       The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 15 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments

In the period ended September 30, 2017, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2016	98,050	3,124	57,168	158,342
Additional provision (Note 23) (i)	48,996	96	12,492	61,584
Payment and reversal of unused provision (i)	(37,420)	(665)	(10,814)	(48,899)
Balance at September 30, 2017	109,626	2,555	58,846	171,027

Current portion	81,918	675	20,237	102,830
Non-current portion	27,708	1,880	38,609	68,197

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2016	98,179	3,124	61,655	162,958
Additional provision (Note 23) (i)	48,996	96	12,339	61,431
Payment and reversal of unused provision (i)	(37,393)	(665)	(11,120)	(49,178)
Balance at September 30, 2017	109,782	2,555	62,874	175,211

Current portion	81,918	675	20,237	102,830
Non-current portion	27,864	1,880	42,637	72,381

(i) Of this amount, R$18,171 refer to the recognition of the provision and payment in connection with unfavorable outcome of two arbitration cases brought by real estate venture partners, in which the main allegation was the delay in the completion of the ventures.

(a)     Civil lawsuits, tax proceedings and labor claims

As of September 30, 2017, the Company and its subsidiaries have deposited in court the amount of R$82,424 (R$78,172 in 2016) in the Company’s statement, and R$85,120 (R$79,785 in 2016) in the consolidated statement (Note 7).

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Civil lawsuits	40,167	31,700	41,555	33,313
Tax proceedings	26,065	24,806	26,885	24,806
Labor claims	16,192	21,666	16,680	21,666
Total (Note 7)	82,424	78,172	85,120	79,785

(i)   Lawsuits in which likelihood of loss is rated as possible

As of September 30, 2017, the Company and its subsidiaries are aware of other civil, labor and tax lawsuits and risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$316,181 (R$244,352 in 2016) in the Company’s statement  and R$323,601 (R$249,153 in 2016) in the Consolidated statement, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the variation in the volume of lawsuits with smaller amounts and review of the involved amounts.

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Civil lawsuits	217,095	156,456	217,158	156,523
Tax proceedings	37,420	50,430	37,434	52,812
Labor claims	61,666	37,466	69,009	39,818
Total	316,181	244,352	323,601	249,153

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

(b)     Payables related to the completion of real estate ventures

There was no material change in relation to the information disclosed in Note 16(i)(b) to the financial statements as of December 31, 2016.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of three commercial properties where its facilities are located, at a monthly cost of R$394 indexed to the IGP-M/FGV variation. The rental term is from one to eight years and there is a fine in case of contract cancellation corresponding to three-month rent or in proportion to the contract expiration time. The estimate of minimum future payments for commercial property rentals (cancellable leases) totals R$30,772, as follows.

Consolidated
Payment estimate	09/30/2017

2017	1,008
2018	3,868
2019	4,431
2020	4,652
2021 onwards	16,813
30,772

       The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 16 to the financial statements as of December 31, 2016.

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Payables for purchase of properties	October 2017 to October 2022	81,580	96,888	96,550	118,257
Adjustment to present value		(8,047)	(8,167)	(8,915)	(9,469)
Advances from customers
Development and sales		35,070	24,295	42,569	35,024
Barter transaction - Land (Note 31)		114,656	123,817	138,593	151,885
Total payables for purchase of properties and advances from customers (Note 20.i.d and 20.ii.a)		223.259	236,833	268,797	295,697

Current portion		140,262	146,522	170,680	205,388
Non-current portion		82,997	90,311	98,117	90,309

The maturities of current and non-current portions are as follows:

	Company		Consolidated
Maturity	09/30/2017	12/31/2016	09/30/2017	12/31/2016

2017	45,598	146,522	70,882	205,388
2018	123,470	71,121	129,930	71,119
2019	27,743	9,243	32,849	9,243
2020	16,464	8,116	25,153	8,116
2021 onwards	9,984	1,831	9,984	1,831
	223,259	236,833	268,797	295,697

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity

18.1.  Capital

As resolved in the Extraordinary Shareholders’ Meeting held on February 20, 2017, the reverse split of the totality of common shares issued by the Company was carried out on March 23, 2017, at the ratio of 13.483023074 to 1, thus the 378,066,162 common shares issued by the Company started to represent 28,040,162 common shares, all registered and with no par value. Accordingly, all information related to the number of shares was retroactively adjusted to reflect such reverse split of shares.

As of September 30, 2017, the Company's authorized and paid-in capital amounts to R$2,521,152 (R$2,740,662 as of December 31,  2016), represented in both periods by 28,040,162 registered common shares, with no par value, of which 972,347 (1,050,249 in 2016) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 44,500,405 (forty four million five hundred thousand four hundred and five) common shares.

On February 20, 2017, the decrease in the Company’s capital was approved in the amount of R$219,510, without cancellation of shares, corresponding to 50% of Tenda’s capital for purposes of distribution to its shareholders (Note 8.2). In line with ICPC 07 – Distributions of Non-cash Assets to Owners, this amount was measured at the fair value of the assets distributed on May 4, 2017, resulting in an adjustment of R$107,720 in the period (Note 8.2).

In the period ended September 30, 2017 the Company transferred 77,900 shares (68,814 in 2016), in the total amount of R$2,385 (R$2,149 in 2016) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$317 (R$9 in 2016).

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number (i)	Weighted average price	% - on shares outstanding	09/30/2017	12/31/2016	09/30/2017	12/31/2016
11/20/2001	44,462	38.9319	0.17%	610	1,115	1,731	1,731
Changes in 2013:
Acquisitions	1,372,096	51.9927	5.10%	18,825	34,410	71,339	71,339
Changes in 2014:
Acquisitions	3,243,947	35.5323	12.05%	44,507	81,353	115,265	115,265
Transfers	(405,205)	43.3928	-1.50%	(5,559)	(10,162)	(17,583)	(17,583)
Cancellations	(2,039,086)	44.9677	-7.57%	(27,976)	(51,137)	(91,693)	(91,693)
Changes in 2015:
Acquisitions	884,470	27.3124	3.28%	12,135	22,181	24,157	24,157
Transfers	(90,622)	33.3473	-0.34%	(1,243)	(2,272)	(3,022)	(3,022)
Cancellations	(2,225,020)	33.3543	-8.26%	(30,527)	(55,800)	(74,214)	(74,214)
Changes in 2016:
Acquisitions	334,020	26.0254	1.24%	4,583	8,377	8,693	8,693
Transfers	(68,814)	31.2290	-0.26%	(944)	(1,726)	(2,149)	(2,149)
Changes in 2017:
Transfers	(77,00)	30.6162	-0.29%	(1,069)	-	(2,385)	-
	972,347	30.9961	3.61%	13,341	26,339	30,139	32,524

(*) Market value calculated based on the closing share price on September 30, 2017 at R$13.72 (R$25.08 in 2016, adjusted after reverse split) not considering the effect of occasional volatilities.

(i) Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1, performed on March 23, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.1.  Capital --Continued

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2016	26,779
Transfer related to the stock option plan	78
Change in shares held by the management members of the Company	70
Outstanding shares as of September 30, 2017	26,928

Weighted average shares outstanding (Note 27)	26,874

18.2.  Stock option plan

Expenses incurred with stock grants are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the periods ended September 30, 2017 and 2016:

	Company and Consolidated
	09/30/2017	09/30/2016

Equity-settled stock option plan	2,918	3,931
Phantom Shares (Note 18.3)	(20)	1,575
Total option grant expenses (Note 23)	2,898	5,506

 (i)   Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015 and 2016 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

The changes in options outstanding in the period ended September 30, 2017 and year ended December 31, 2016, which include their respective weighted average exercise prices, are as follows:

	2017		2016
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	957,358	28.50	870,975	24.69
Options granted	-	-	163,900	35.33
Options exercised (i)	(93,305)	(0.09)	(69,009)	(0.13)
Options forfeited and amount adjustment due to the discontinued operations of Tenda, net	74,107	(19.40)	(8,508)	(0.13)
Options outstanding at the end of the period	938,160	17.17	957,358	28.50

(i) In the period ended September 30, 2017, the amount received through exercised options was R$317 (R$9 in the year ended December 31, 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.2.  Stock option plan --Continued

Options outstanding and exercisable as of September 30, 2017, are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
938,160	4.23	17.17	440,994	17.93

During the period ended September 30, 2017, the Company did not grant any options in connection with its stock option plans comprising common shares (163,900 options granted in 2016).

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment, with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of September 30, 2017, the amount of R$2,576 (R$2,596 in 2016), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 18 to the financial statements as of December 31, 2016.

19.  Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended September 30, 2017 and 2016 is as follows:

	Company		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Profit (loss) before income tax and social contribution, and statutory interest	(485,417)	(200,749)	(483,864)	(188,531)
Income tax calculated at the applicable rate - 34%	165,041	68,254	164,514	64,101
Net effect of subsidiaries and ventures taxed by presumed profit and Special Taxation Regime (RET)	-	-	(12,672)	(7,950)
Equity method investments	(59,793)	(4,235)	(48,505)	(609)
Stock option plan	(992)	(2,493)	(992)	(2,493)
Other permanent differences	467	(2,302)	468	(2,320)
Charges on payables to venture partners	(334)	(514)	(335)	(93)
Net effect on discontinued operations (a)	(25,413)	-	(25,413)	-
Tax credits recognized (not recognized)	(78,976)	(58,710)	(78,738)	(57,281)
Total	-	-	(1,673)	(6,645)

Tax expenses - current	-	-	(1,673)	(7,608)
Tax income (expenses) - deferred	-	-	-	963

(a)   Effect attributable to the discontinued operations not reflected in the base of profit before taxes, but with the effect of reducing the tax base of the entity.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution --Continued

 (ii)   Deferred income tax and social contribution

As of September 30, 2017 and December 31, 2016, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Assets
Provisions for legal claims	58,149	53,836	59,572	55,406
Temporary differences – PIS and COFINS deferred	11,167	11,302	11,167	11,333
Provisions for realization of non-financial assets	163,455	143,073	163,454	143,073
Temporary differences – CPC adjustment	20,398	24,044	20,398	24,044
Provision for impairment loss of asset held for sale	-	207,436	-	207,436
Other provisions	22,393	15,335	22,393	15,401
Income tax and social contribution loss carryforwards	290,581	114,730	304,018	129,163
Tax benefits of subsidiaries	49,174	49,174	49,174	49,174
	615,317	618,930	630,176	635,030

Recognized tax credits of asset held for sale	-	(207,436)	-	(207,436)
Unrecognized tax credits of continued operations	(522,259)	(235,847)	(537,118)	(250,944)
	(522,259)	(443,283)	(537,118)	(458,380)
Liabilities
Negative goodwill	(20,848)	(92,385)	(20,848)	(92,385)
Temporary differences –CPC adjustment	(140,466)	(143,436)	(140,466)	(143,436)
Differences between income taxed on cash basis and recorded on an accrual basis	(32,149)	(40,231)	(32,149)	(41,234)
	(193,463)	(276,052)	(193,463)	(277,055)

Total net	(100,405)	(100,405)	(100,405)	(100,405)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	Company
	09/30/2017			12/31/2016
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	854,651	854,651	-	337,440	337,440	-
Deferred tax asset (25%/9%)	213,663	76,919	290,582	84,360	30,370	114,730
Recognized deferred tax asset	41,191	14,829	56,020	41,191	14,829	56,020
Unrecognized deferred tax asset	172,472	62,090	234,562	43,169	15,541	58,710

	Consolidated
	09/30/2017			12/31/2016
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	894,171	894,171	-	379,892	379,892	-
Deferred tax asset (25%/9%)	223,543	80,475	304,018	94,973	34,190	129,163
Recognized deferred tax asset	41,191	14,829	56,020	55,712	20,056	75,768
Unrecognized deferred tax asset	182,352	65,646	247,998	39,261	14,134	53,395

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not make investments in derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

There was no material change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2016.

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of September 30, 2017, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity in July 2018. The derivative contracts are as follows:

	Reais	Percentage		Validity		Unrealized gain (loss) of derivative instruments - net

Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	09/30/2017	12/31/2016

Banco Votorantim S.A. (a)	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/14/2017	-	88
Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	377	(313)
Banco HSBC (b)	194,000	Fixed 12.8727%	120% CDI	09/29/2014	04/17/2017	-	(556)
Banco Votorantim S.A. (c)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/19/2017	-	4,521
	Total derivative financial instruments (Note 20 (i) (d) and Note 20 (ii) (a))					377	3,740

				Current		377	(5,290)
				Non-current		-	9,030

In the period ended September 30, 2017, the Company made the following early redemption of derivative contracts:

	Date	Total amount
(a)	06/14/2017	153
(b)	04/17/2017	1,850
(c)	01/19/2017	4,259
		6,262

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

During the period ended September 30, 2017, income amounting to R$790 (R$13,526 in 2016) in the Company’s and consolidated statements, which refers to net result of the interest swap transaction, arising from the net receipt in the amount of R$4,153 and the downward change based on the market of R$3,363, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and the interest rate fluctuation in the Company’s balance sheet (Note 24).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no material change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2016.

d)    Liquidity risk

There was no material change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2016.

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

Period ended September 30, 2017	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	297,162	504,688	-	-	801,850
Debentures (Note 13)	238,671	43,583	-	-	282,254
Obligations assumed with assignment of receivables (Note 14)	26,123	31,615	12,746	4,473	74,957
Suppliers (Note 15 and Note 20.ii.a)	72,421	2,762	-	-	75,183
Payables for purchase of properties and advances from customers (Note 17)	140,262	71,115	11,882	-	223,259
	774,639	653,763	24,628	4,473	1,457,503
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	113,680	-	-	-	113,680
Trade accounts receivable (Note 5)	423,165	157,952	6,994	-	588,111
Refund of capital receivable from Tenda (Note 7)	-	103,907	-	-	103,907
	536,845	261,859	6,994	-	805,698

Period ended September 30, 2017	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	354,592	582,426	-	-	937,018
Debentures (Note 13)	238,671	43,583	-	-	282,254
Obligations assumed with assignment of receivables (Note 14)	33,707	38,278	15,614	4,987	92,586
Suppliers (Note 15 and Note 20.ii.a)	89,975	3,711	-	-	93,686
Payables for purchase of properties and advances from customers (Note 17)	170,680	77,554	20,563	-	268,797
	887,625	745,552	36,177	4,987	1,674,341
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	155,998	-	-	-	155,998
Trade accounts receivable (Note 5)	570,303	188,419	8,988	-	767,710
Refund of capital receivable from Tenda (Note 7)	-	103,907	-	-	103,907
	726,301	292,326	8,988	-	1,027,615

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as of December 31, 2016 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of September 30, 2017 and December 31, 2016:

	Company			Consolidated
	Fair value classification
As of September 30, 2017	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	109,356	-	-	129,372	-
Derivative financial instruments (Note 20.i.b)	-	377	-	-	377	-

	Company			Consolidated
	Fair value classification
As of December 31, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	163,562	-	-	223,646	-
Derivative financial instruments (Note 20.i.b)	-	3,740	-	-	3,740	-

In the period ended September 30, 2017, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2016 to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of September 30, 2017 and December 31, 2016, classified into Level 2 of the fair value classification, are as follows:

	Company
	09/30/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	4,324	4,324	19,811	19,811
Short-term investments (Note 4.2)	109,356	109,356	163,562	163,562
Derivative financial instruments (Note 20(i)(b))	377	377	3,740	3,740
Trade accounts receivable (Note 5)	588,111	588,111	749,607	749,607
Refund of capital receivable from Tenda (Note 7)	103,907	103,907	100,000	100,000
Loan receivable (Note 21.1)	20,728	20,728	25,529	25,529

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(ii)    Fair value of financial instruments -- Continued

a)      Fair value measurement--Continued

	Company
	09/30/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value

Financial liabilities
Loans and financing (Note 12)	801,850	778,915	1,006,930	1,014,809
Debentures (Note 13)	282,254	291,672	451,268	470,179
Payables to venture partners (Note 15)	-	-	1,140	1,414
Suppliers (Note 20(i)(d))	75,183	75,183	63,451	63,451
Obligations assumed on assignment of receivables (Note 14)	74,957	74,957	75,813	75,813
Payables for purchase of properties and advances from customers (Note 17)	223,259	223,259	236,833	236,833
Loan payable (Note 21.1)	9,644	9,644	8,820	8,820

	Consolidated
	09/30/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	26,626	26,626	29,534	29,534
Short-term investments (Note 4.2)	129,372	129,372	223,646	223,646
Derivative financial instruments (Note 20(i)(b))	377	377	3,740	3,740
Trade accounts receivable (Note 5)	767,710	767,710	993,962	993,962
Refund of capital receivable from Tenda (Note 7)	103,907	103,907	-	-
Loan receivable (Note 21.1)	20,728	20,728	25,529	25,529

Financial liabilities
Loans and financing (Note 12)	937,018	916,532	1,186,300	1,188,603
Debentures (Note 13)	282,254	291,672	451,268	470,179
Payables to venture partners (Note 15)	-	-	1,237	1,414
Suppliers (Note 20(i)(d))	93,686	93,686	83,166	83,166
Obligations assumed on assignment of receivables (Note 14)	92,586	92,586	99,030	99,030
Payables for purchase of properties and advances from customers (Note 17)	268,797	268,797	295,697	295,697
Loan payable (Note 21.1)	9,644	9,644	8,820	8,820

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2016.

b)      Risk of debt acceleration

As of September 30, 2017, the Company has loan and financing agreements in effect, with restrictive covenants related to cash generation, debt ratios, and other. These restrictive covenants have been observed by the Company and do not restrict its ability to continue as going concern. As mentioned in Notes 12 and 13, due to the non-fulfillment of the covenants related to the debt ratio of a CCB issue (Note 12), the non-current installments of this transaction were reclassified into short term. The Company is negotiating with the creditor a waiver for breaching the ratio established in covenants, thus not requiring the mandatory acceleration and/or acceleration declaration. The Company analyzed the other debt contracts and did not identify any impact on cross covenants in relation to such breach.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

 (iii)  Capital stock management

The explanations related to this note were not subject to material changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31, 2016.

The Company includes in its net debt structure: loans and financing, debentures and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and marketable securities):

	Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Loans and financing (Note 12)	801,850	1,006,930	937,018	1,186,300
Debentures (Note 13)	282,254	451,268	282,254	451,268
Payables to venture partners (Note 15)	-	1,140	-	1,237
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(113,680)	(183,373)	(155,998)	(253,180)
Net debt	970,424	1,275,965	1,063,274	1,385,625
Equity	1,217,086	1,928,325	1,221,093	1,930,453

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended September 30, 2017, except swap contracts, which are analyzed through their due dates, describes the risks that may cause material changes in the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of September 30, 2017, besides derivative instruments, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI, National Consumer Price Index – Extended (IPCA) and TR;

c)   Accounts receivable, and payables for purchase of properties, linked to the National Civil Construction Index (INCC), General Market Price Index (IGP-M) and the country’s base rate (Sistema Especial de Liquidação e Custódia - SELIC).

For the sensitivity analysis in the period ended September 30, 2017, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 8.14%, TR at 0%, INCC at 4.28%, IPCA at 2.54%, IGP-M at -1.46% and SELIC at 8.25%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing;

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing;

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(iv)   Sensitivity analysis --Continued

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, based on the above scenarios, as of September 30, 2017. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/Decrease of CDI	815	2,037	4,075	(4,075)	(2,037)	(815)
Loans and financing	Increase/Decrease of CDI	(3,488)	(8,720)	(17,439)	17,439	8,720	3,488
Debentures	Increase/Decrease of CDI	(440)	(1,099)	(2,198)	2,198	1,099	440
Derivative financial instruments	Increase/Decrease of CDI	(56)	(148)	(300)	327	165	69

Net effect of CDI variation		(3,169)	(7,930)	(15,862)	15,889	7,947	3,182

Loans and financing	Increase/Decrease of TR	-	-	-	-	-	-
Debentures	Increase/Decrease of TR	-	-	-	-	-	-

Net effect of TR variation		-	-	-	-	-	-

Debentures	Increase/Decrease of IPCA	(171)	(427)	(854)	854	427	171

Net effect of IPCA variation		(171)	(427)	(854)	854	427	171

Accounts receivable	Increase/Decrease of INCC	1,649	4,123	8,245	(8,245)	(4,123)	(1,649)
Obligations for purchase of property	Increase/Decrease of INCC	(1,103)	(2,757)	(5,513)	5,513	2,757	1,103

Net effect of INCC variation		546	1,366	2,732	(2,732)	(1,366)	(546)

Accounts receivable	Increase/Decrease of IGP-M	542	1,354	2,708	(2,708)	(1,354)	(542)

Net effect of IGP-M variation		542	1,354	2,708	(2,708)	(1,354)	(542)

Refund of capital receivable	Increase/Decrease of SELIC	792	1,980	3,960	(3,960)	(1,980)	(792)

Net effect of SELIC variation		792	1,980	3,960	(3,960)	(1,980)	(792)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Assets
Current account:
Total SPEs	2,078	24,500	52,614	50,232
Subsidiaries	-	1,647	42,527	19,369
Jointly-controlled investees	2,045	22,535	10,054	30,545
Associates	33	318	33	318
Condominium and consortia and thirty party’s works	12,857	7,223	12,857	7,223
Loan receivable (Note 20.ii.a)	20,728	25,529	20,728	25,529
Dividends receivable	13,882	14,464	-	-
	49,545	71,716	86,199	82,984

Current portion	28,817	46,187	65,471	57,455
Non-current	20,728	25,529	20,728	25,529

Liabilities
Current account:
Total SPEs	(1,110,619)	(1,064,435)	(72,289)	(76,791)
Subsidiaries	(1,076,247)	(1,004,978)	(37,917)	(17,230)
Jointly-controlled investees	(25,672)	(50,575)	(25,672)	(50,679)
Associates	(8,700)	(8,882)	(8,700)	(8,882)
Loan payable (Note 20.ii.a)	(9,644)	(8,820)	(9,644)	(8,820)
	(1,120,263)	(1,073,255)	(81,933)	(85,611)

Current portion	(1,120,263)	(1,073,255)	(81,933)	(85,611)
Non-current	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties --Continued

21.1.  Balances with related parties —Continued

The composition, nature and condition of loan receivable and payable by the Company are shown below. Loan maturities are from October 2017 and are tied to the cash flows of related ventures.

	Company and Consolidated
	09/30/2017	12/31/2016	Nature	Interest rate

Square Ipiranga - Liga das Senhoras Católicas.	-	6,635	Construction	12% p.a. + IGPM
Lagunas - Tembok Planej. e Desenv. Imob. Ltda.	4,659	4,250	Construction	12% p.a. + IGPM
Manhattan Residencial I	1,791	2,486	Construction	10% p.a. + TR
Target Offices & Mall	14,278	12,158	Construction	12% p.a. + IGPM
Total receivable	20,728	25,529

Dubai Residencial	3,831	3,403	Construction	6% p.a.
Parque Arvores	3,940	2,437	Construction	6% p.a.
Parque Aguas	1,873	2,980	Construction	6% p.a.
Total payable	9,644	8,820

In the period ended September 30, 2017 the recognized financial income from interest on loans amounted to R$1,444 (R$335 in 2016) in the Company’s and consolidated statement (Note 24).

Information regarding management transactions and compensation is described in Note 25.

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 21 to the financial statements as of December 31, 2016.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$355,593 as of September 30, 2017 (R$424,966 in 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22.  Net operating revenue

	Company		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Gross operating revenue
Real estate development, sale, barter transactions and construction services	377,489	523,433	498,165	707,607
(Recognition) Reversal of allowance for doubtful accounts (Note 5)	(17,767)	(7,871)	(17,767)	(7,871)
Taxes on sale of real estate and services	(32,016)	(43,290)	(36,281)	(47,855)
Net operating revenue	327,706	472,272	444,117	651,881

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Cost of real estate development and sale:
Construction cost	(184,458)	(201,677)	(252,272)	(278,383)
Land cost	(74,075)	(130,947)	(96,910)	(177,895)
Development cost	(19,756)	(24,464)	(25,320)	(32,827)
Capitalized financial charges (Note 12)	(61,997)	(94,005)	(91,117)	(118,019)
Maintenance / warranty	(17,701)	(14,254)	(17,699)	(14,254)
Total cost of real estate development and sale	(357,987)	(465,347)	(483,318)	(621,378)

Commercial expenses:
Product marketing expenses	(22,501)	(23,793)	(26,381)	(27,507)
Brokerage and sale commission	(18,852)	(15,321)	(21,870)	(18,429)
Customer Relationship Management (CRM) and corporate marketing expenses	(12,924)	(13,520)	(14,673)	(14,852)
Other	(280)	(838)	(245)	(904)
Total commercial expenses	(54,557)	(53,472)	(63,169)	(61,692)

General and administrative expenses:
Salaries and payroll charges	(17,504)	(18,751)	(25,877)	(26,473)
Employee benefits	(1,678)	(2,370)	(2,480)	(3,196)
Travel and utilities	(166)	(377)	(245)	(463)
Services	(8,827)	(5,595)	(13,049)	(7,672)
Rents and condominium fees	(2,976)	(4,741)	(4,399)	(6,158)
IT	(6,508)	(8,580)	(9,621)	(11,668)
Stock option plan (Note 18.2)	(2,898)	(5,506)	(2,898)	(5,506)
Reserve for profit sharing (Note 25.iii)	(9,395)	(12,500)	(9,395)	(12,500)
Other	(394)	(359)	(584)	(434)
Total general and administrative expenses	(50,346)	(58,779)	(68,548)	(74,070)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(61,584)	(43,511)	(61,431)	(44,543)
Other	7,535	(2,658)	127	(3,511)
Total other income/(expenses), net	(54,049)	(46,169)	(61,304)	(48,054)

24.  Financial income (expenses)

	Company		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Financial income
Income from financial investments	14,156	26,137	16,735	32,546
Derivative transactions (Note 20 (i) (b))	790	13,526	790	13,526
Financial income from loans (Note 21)	1,444	335	1,444	335
Other financial income	4,462	1,407	4,711	2,086
Total financial income	20,852	41,405	23,680	48,493

Financial expenses
Interest on funding, net of capitalization (Note 12)	(88,345)	(31,035)	(79,473)	(26,382)
Amortization of debenture cost	(4,126)	(2,175)	(4,126)	(2,174)
Payables to venture partners	(314)	(951)	(314)	(951)
Banking expenses	(13,179)	(3,362)	(14,077)	(4,624)
Discount granted and other financial expenses	(9,875)	(18,554)	(8,709)	(24,460)
Total financial expenses	(115,839)	(56,077)	(106,699)	(58,591)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees

(i)     Management compensation

In the periods ended September 30, 2017 and 2016, the amounts recorded in the line item “General and administrative expenses”, related to the compensation of the Company’s Management and Fiscal Council members are as follows:

	Management compensation
Period ended September 30, 2017	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Fixed compensation for the period (in thousands of R$)
Salary / Fees	1,270	2,317	149
Direct and indirect benefits	-	148	-
Other (INSS)	254	463	30
Monthly compensation (in thousands of R$)	141	257	17
Total compensation	1,524	2,928	179
Profit sharing (Note 25 (iii))	-	2,196	-
Total compensation and profit sharing	1,524	5,124	179

	Management compensation
Period ended September 30, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Fixed compensation for the period (in thousands of R$)
Salary / Fees	1,256	2,475	147
Direct and indirect benefits	-	259	-
Other (INSS)	251	495	29
Monthly compensation (in thousands of R$)	140	304	16
Total compensation	1,507	3,229	177
Profit sharing (Note 25 (iii))	-	1,706	-
Total compensation and profit sharing	1,507	4,935	177

The amount related to expenses for granting stock options to the management members of the Company was R$1,898 for the period ended September 30, 2017 (R$3,048 in 2016).

The maximum aggregate compensation of the Company’s management members for the year 2017 was established at R$18,739 (R$19,823 in 2016), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 28, 2017.

On the same occasion the compensation limit of the Company’s Fiscal Council members for their next term of office, which ends in the Annual Shareholders’ Meeting to be held in 2018, was approved at R$261 (R$245 in 2016).

(ii)    Sales transactions

In the periods ended September 30, 2017 and December 31, 2016, no transaction of units sold to Management was carried out. The total balance receivable of sales transactions made was R$172 (R$957 in 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(iii)   Profit sharing

In the period ended September 30, 2017, the Company recorded a profit sharing expense amounting to R$9,395 (R$12,500 in 2016) in the consolidated balance, in the line item “General and Administrative Expenses" (Note 23).

	Company and Consolidated
	09/30/2017	09/30/2016

Executive officers	2,196	1,706
Other employees	7,199	10,794
	9,395	12,500

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 25 to the financial statements as of December 31, 2016.

26.  Insurance

       For the period ended September 30, 2017 insurance contracts were not subject to significant changes in relation to those disclosed in Note 26 to the financial statements as of December 31,  2016.

27.  Earnings (loss) per share

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the period ended September 30, 2017, shares with dilutive potential are not considered, because the impact would be antidilutive.

	09/30/2017	09/30/2016
Basic numerator
Undistributed profit (loss) from continued operations	(485,417)	(200,749)
Undistributed profit (loss) from discontinued operations	98,175	36,461
Undistributed profit (loss), available to the holders of common shares	(387,242)	(164,288)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,874	26,969

Basic earnings (loss) per share in Reais	(14.410)	(6.092)
From continued operations	(18.063)	(7.444)
From discontinued operations	3.653	1.352

Diluted numerator
Undistributed profit (loss) from continued operations	(485,417)	(200,749)
Undistributed profit (loss) from discontinued operations	98,175	36,461
Undistributed profit (loss), available to the holders of common shares	(387,242)	(164,288)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,874	26,969
Stock options	14	104
Anti-dilutive effect	(14)	(104)
Diluted weighted average number of shares	26,874	26,969

Diluted earnings (loss) per share in Reais	(14.410)	(6.092)
From continued operations	(18.063)	(7.444)
From discontinued operations	3.653	1.352

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.  Segment information

With the completion of the discontinuation of Tenda’s operations (Note 8.2), the Company operates only in one segment, according to the nature of its products.

Accordingly, the reports used for making decisions are the consolidated financial statements, and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the periods ended September 30, 2017 and 2016.

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received are shown in the account “Payables for purchase of property and advances from customer”. The Company shows the following information on the ventures under construction as of September 30, 2017:

Consolidated
09/30/2017

Unappropriated sales revenue of units sold	419,267
Estimated cost of units sold to be incurred	(255,928)
Estimated cost of units in inventory to be incurred	(177,374)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	1,069,140
Appropriated sales revenue	(649,873)
Unappropriated sales revenue (a)	419,267

(ii) Estimated cost of units sold to be incurred
Ventures under construction:
Estimated cost of units	(667,197)
Incurred cost of units	411,269
Estimated cost to be incurred (b)	(255,928)

(iii) Estimated costs of units in inventory to be incurred
Ventures under construction:
Estimated cost of units	(632,141)
Incurred cost of units (Note 6)	454,767
Estimated cost to be incurred	(177,374)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold to be incurred does not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are incurred.

       As of September 30, 2017, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 22.7% (35.7% in 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Communication with regulatory bodies

The explanations related to this note were not subject to significant changes in relation to those disclosed in Note 30 to the financial statements as of December 31, 2016.

31.  Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	Company		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Capital contribution (reduction)	(12,281)	83,450	(12,404)	83,450
Capitalized financial charges (Note 12)	(29,071)	(133,607)	(56,225)	(160,060)
Physical barter – Land (Note 17)	(9,161)	(45,895)	(13,292)	(52,463)
Refund of capital receivable from Tenda (Nota 7)	103,907	-	103,907	-
	53,394	(96,052)	21,986	(129,073)

32.  Subsequent events

(i)   11th Debenture Placement

On November 1, 2017, the Company approved the 11th Private Placement of Non-convertible Debentures, with general guarantee, in two series in the total amount of R$120,000, of which R$90,000 refers to the 1st series and R$30,000 refers to the second series, with final maturity in February and November 2020, respectively. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables and the purchase of completion bond. The face value of the Placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus a surcharge equivalent to 5.25% p.a..

(ii)  Capital Increase

In the meeting held on November 9, 2017, the Board of Directors of the Company approved the call for an Extraordinary Shareholders’ Meeting aimed at passing a resolution on the proposal for increasing capital by the total amount of R$300,000 (three hundred million reais). The capital increase is included in the Company’s plans for reinforcing cash availability, strengthening its capital structure in view of the current indebtedness level, as well as making viable the Company’s strategic and operational positioning for a new cycle of the real estate market.

***

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	9/30/2017
	Common shares
Shareholder	Shares	%

Treasury shares	972,347	3.47%
Wishbone Management, LP	4,825,000	17.21%
River and Mercantille Management, LLP	3,038,679	10.84%
Outstanding shares	19,204,136	68.49%

Total shares	28,040,162	100.00%

	9/30/2016
	Common shares
Shareholder	Shares	%

Treasury shares	1,050,249	3.75%
Polo Capital	4,089,253	14.58%
Pátria Investimentos	1,570,248	5.60%
Outstanding shares	21,330,412	76.07%

Total shares	28,040,162	100.00%

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	9/30/2017
	Common shares
	Shares	%

Shareholders holding effective control of the Company	7,863,679	28.04%
Board of Directors	18,067	0.06%
Executive directors	122,219	0.44%

Executive control, board members, officers and fiscal council	8,003,965	28.54%

Treasury shares	972,347	3.47%
Outstanding shares in the market (*)	19,063,850	67.99%

Total shares	28,040,162	100.00%

	9/30/2016
	Common shares (i)
	Shares	%

Shareholders holding effective control of the Company	5,659,501	20.18%
Board of Directors	43,952	0.16%
Executive directors	166,533	0.59%

Executive control, board members, officers and fiscal council	5,869,986	20.93%

Treasury shares	1,050,249	3.75%
Outstanding shares in the market (*)	21,119,927	75.32%

Total shares	28,040,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(i) Post grouping, considering ratio of R$13.483023074 for comparability.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Report on the review of quarterly information - ITR

The Board of Directors and Shareholders of

Gafisa S.A.

São Paulo – SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended September 30, 2017, which comprises the balance sheet as of September 30, 2017 and the respective statement of operations and statement of comprehensive income (loss) for the quarter and nine-month period then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with IAS 34, issued by the IASB, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Accounting Pronouncements Committee (CPC), and approved by the CVM and the Brazilian Federal Accounting Council (CFC) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information were prepared in accordance with the IFRS applicable to the Brazilian Real Estate development entities IAS34 for interim financial information also considers the Technical Orientation OCPC04, edited by the Accounting Pronouncements Committee (CPC). This Technical Orientation refers to the revenue recognition of this sector and comprises other matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified in view of this matter.

Other matters

Statement of value added

The individual and consolidated interim financial statements related to the statements of value added (DVA) for the nine-month period ended September 30, 2017, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34, were submitted to review procedures performed together with the review of the quarterly information - ITR of the Company. For the purposes of forming our conclusion, we assess if these statements are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content were prepared according with Technical Pronouncement CPC 09 - Statement of value added. Based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, consistent with the individual and consolidated interim financial statements taken as a whole.

São Paulo, November 10, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2017; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2017.

São Paulo, November 09, 2017.

GAFISA S.A.

Management

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and Statements \ Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2017; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2017.

São Paulo, November 09, 2017.

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer